18
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                           FORM 10

         GENERAL FORM FOR REGISTRATION OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934


                Southwest Partners III, L.P.
   (Exact Name of Registrant as Specified in its Charter)


Delaware                                75-2699554
(State        or        Other        Jurisdiction         of
(I.R.S. Employer
Incorporation                or                Organization)
Identification No.)



407 North Big Spring, Suite 300
Midland, Texas                          79701
(Address      of      Principal      Executive      Offices)
(Zip Code)


(915) 686-9927
(Registrant's Telephone Number,
Including Area Code)

Securities to be Registered Pursuant to Section 12(b) of the
Act:    NONE.



Securities to be Registered Pursuant to Section 12(g) of the
Act:

           Units of Limited Partnership Interests
                      (Title of Class)

Item 1. Business.

Southwest Partners III, L.P., a Delaware limited partnership (the "Partnership") was organized March 11, 1997 to invest in oil field service companies and assets. The Partnership's business strategy was to acquire interests in oil field service companies and assets with a view to providing capital appreciation in the value of the Partnership's units of limited partnership interest (the "Units"). The Partnership concluded its acquisition of oil field service company assets in December 1997.

The General Partner
The general partner of the Partnership is Southwest Royalties, Inc. (the "General Partner"). The General Partner was formed in 1983 to acquire and develop oil and gas properties. Southwest initially financed the acquisition of oil and gas reserves and its exploration and development efforts through public and private limited partnership offerings. Southwest has raised approximately $115 million in 31 public and private limited partnership offerings. Southwest is a general partner of these limited partnerships, owns interests in these partnerships and receives management fees and operating cost reimbursements from such partnerships. Since its inception, Southwest, on behalf of itself and the investment partnerships, has acquired over $320 million of oil and gas properties, primarily in the Permian Basin of West Texas and New Mexico.

In October 1997, the General Partner concluded a $200 million private placement debt offering under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). The General Partner utilized a portion of the proceeds of that offering to acquire various working interests in 431 producing oil and gas wells located in seven oil and gas fields in the Permian Basin of West Texas and southeastern New Mexico, for $72.3 million. In the first quarter of 1998, the General Partner conducted a registered offer to exchange the Rule 144A notes which were issued and sold in October 1997 for notes which have been registered under the Securities Act. As a result of this exchange offer, the General Partner has become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Private Placement
From March 15, 1997 to June 30, 1997, the Partnership originally conducted a "blind pool" offering of the Units in accordance with Regulation D promulgated under the Securities Act (the "Private Placement"). On July 1, 1997, the Partnership amended the offering, which was concluded on September 30, 1997, to invest the entire proceeds in the common stock of Sierra Well Service, Inc. ("Sierra"), an oil field service company affiliated with the General Partner. A total of 171.67511 Units were sold to 525 Investors for an aggregate net price of $16,926,982. The Partnership has invested a total of $17,054,500 (including the capital contribution of the General Partner) in 2,005 shares of the Sierra common stock and currently owns 45.9% of Sierra's outstanding common stock.

The Partnership
The  sole  business  of the Partnership  is  holding  Sierra
stock.   The  Partnership  has  no  employees  and  has   no
operations, except through Sierra.   The Partnership and the
General Partner effectively control Sierra.

Sierra Well Service, Inc.
Sierra provides a broad range of services used for the drilling, completion and operation of oil and gas wells, including well servicing, liquids handling and fresh and brine water supply and disposal services. Sierra provides these services primarily in its core areas of operation in the Permian Basin of West Texas and eastern New Mexico and East Texas. These services are used by oil and gas companies to complete newly drilled oil and gas wells, maintain and optimize the performance of existing wells, recomplete wells to additional producing zones and plug and abandon wells at the end of their useful lives. Sierra's well servicing equipment fleet includes 84 well servicing rigs, 134 transport and vacuum trucks, 235 frac tanks, 90 Enviro-Vat systems and 44 test tanks. Additionally, Sierra operates nine injection wells and 32 fresh or brine water stations

Formed in 1992 by the General Partner, Sierra has grown primarily through selective acquisitions. It has completed 14 purchases of well services companies as well as purchases of additional equipment. Sierra's revenues have grown from $932,000 in 1992 to approximately $26,134,000 million in 1997. Sierra's strategy emphasizes diversification and expansion through internal growth and the acquisition of well servicing companies to provide an integrated group of oil field services.

Sierra uses its well servicing rigs to provide completion, maintenance, workover and plugging and abandonment services. Sierra's related trucking services are used to move large equipment to and from the job sites of its customers. Sierra also provides an integrated mix of liquids handling services, including vacuum truck services, frac tank rentals, test tank rentals and Enviro-Vat system rentals. Sierra's fresh and brine water supply and disposal services include the production and sale of fresh and brine water which is used in drilling, completion and workover processes, as well as operation of injection wells that dispose of produced salt water and incidental non-hazardous oil field wastes. Sierra also provides certain other well services, including pit lining services and hot oil services

Currently,   Sierra  has  10,000  shares  of  common   stock
authorized  and  4,371 shares issued and  outstanding.   The
ownership of Sierra's common stock is as follows:

     Southwest Royalties Holdings, Inc.1,260 shares   28.8%

     Southwest Partners II, L.P.*     1,076  shares   24.6%

     Southwest Partners III, L.P.**   2,005  shares   45.9%

     Joey Fields                         20  shares     .5%

     Dub Harrison                        10  shares     .2%

*Southwest   Partners  II,  L.P.,  is  a  Delaware   limited
partnership of which Southwest Royalties, Inc. serves as General Partner.

**Sierra has 416 anti-dilutive outstanding warrants held by a financial institution at December 31, 1997, which are immediately exercisable and, if redeemed, would reduce the Partnership's ownership percentage to 41.9%. See "Sierra Well Service Inc. - Note 4. Long-Term Debt" at F-22.

The management group of Sierra includes:

Joey D. Fields, age 40, has been the President of Sierra since 1993. From 1988 to 1992, Mr. Fields was operations manager for Smith Brothers Casing Pullers and Smith Brothers Pipe, Inc. of Midland, Texas. Mr. Fields has also served as purchasing agent for Permian West Pipe, Inc. in Odessa, Texas.

Dub W. Harrison, age 39, has served as Executive Vice President of Sierra since 1995 and manages its East Texas operations. From 1987 to 1995, Mr. Harrison was an area manager for Pool Energy Services Co., with responsibilities including all aspects of workover rig services and liquids handling services. Mr. Harrison also served as equipment superintendent and a safety representative for Pool Energy Services Co.

Charles W. Swift, age 48, has served as Vice President, Operations for Sierra since July 1997 and manages operations for the Permian Basin. From 1986 to 1997, Mr. Swift was a partner of S & N Well Servicing Ltd. of Midland, Texas, which was acquired by Sierra in July 1997. Prior to founding S & N, Mr. Swift served in various capacities in the well servicing industry for over 15 years.

The remaining officers and the directors of Sierra are H.H. Wommack, III, Chairman of the Board and director and Bill E. Coggin, Vice President, Secretary, and director. Biographical information on Messrs, Wommack and Coggin is included under "Item 5 - Directors and Executive Officers."

Item 2. Financial Information.

Selected Financial Data
                                       Period from March 11, 1997
                              Six months ended(Date of Incep
tion) through
                              June 30, 1998December 31, 1997
Income Statement Data:         (unaudited)

     Revenue:
      Interest                $     5,517   $  147,356

     Expenses:
         General   and   administrative               68,731
15,230
      Depreciation, depletion and
       amortization                 7,894       10,525
      Equity in loss of unconsolidated
               subsidiary                          1,543,359
542,414

                Total      expense                 1,619,984
568,169

      Net  loss                      $        (1,614,467)  $
(420,813)

     Net loss allocated to:

       General   Partner                $         (240,986)$
(68,107)
      Limited  partners              $        (1,373,481)  $
(352,706)
       Per  limited partner unit              $      (8,000)
$     (2,054)


                                  June 30,   December 31,
                                    1998         1997
                                (unaudited)
Balance Sheet Data:

      Cash  and cash equivalents          $      338,058   $
501,086
        Equity    investment    in    subsidiary           $
14,968,727               $    16,512,086
     Total Assets             $ 15,367,306  $17,081,587

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
Southwest Partners III, L.P., a Delaware limited partnership (the "Partnership"), was formed on March 11, 1997 to invest in Sierra Well Service, Inc. ("Sierra"), an oilfield service company which provides services and products to oil and gas operators for the workover, maintenance and plugging of existing oil and gas wells in the southwestern United States. As of June 30, 1998 and December 31, 1997, the Partnership owned a 45.9% interest in Sierra, which is accounted for using the equity method of accounting. The equity method adjusts the carrying value of the Partnership's investment by its proportionate share of Sierra's undistributed earnings or losses for each respective period.

Results of Operations
For the six months ended June 30, 1998

Revenues
Revenues consisted of interest income. The surplus of cash prior to the periodic investments in Sierra generated interest income of $5,517.

Expenses
Direct expenses totaled $76,625 for the period, which consisted of $68,731 relating to general and administrative and $7,894 of amortization. General and administrative expenses represent management fees paid to the Managing
General Partner for costs incurred to operate the partnership. Amortization expense for the period relates to the Partnership's organization costs.

Equity in loss of unconsolidated subsidiary of $1,543,359 reflects the Partnership's weighted average proportionate share of the $2,532,891 loss by Sierra for the period in the amount of $1,162,343 and amortization of goodwill of $381,016.

Sierra's revenues increased to $25.7 million, or 229%, for the six months ended June 30, 1998 as compared to $7.8 million for the same period in 1997. The increase was primarily attributable to acquisitions completed in late 1997. The increased activity from the acquisitions also caused operating expenses to increase $18.0 million, or 236%, for the six months ended June 30, 1998 as compared to the same period for 1997. The components of operating expenses consisted of increases in cost of revenues of $12.7 million, general and administrative increases of $1.9 million and an increase in depreciation and amortization of $3.4 million. In late 1997, Sierra funded a substantial portion of the acquisitions with borrowings of $52 million from a financial institution. Consequently, interest expense for the six months ended June 30, 1998 increased to $3.5 million from $184,000 the same period in 1997.

Sierra's management expects the acquisitions to increase operating revenues and expenses. The future impact of operating cash flows will be determined by interest rates available to the Company as well as prices for crude oil and natural gas. Since Sierra is in the oil and gas well servicing industry, their revenue, profitability and cash flow are substantially dependent upon prevailing prices for crude oil and natural gas. Continuation of the oil price environment experienced in the first half of 1998 will have an adverse effect on Sierra's revenues, profitability and cash flow. For Proforma information relating to Sierra's acquisitions, see "Item 15. - Financial Statements and Exhibits - Notes to Financial Statements."

Liquidity and Capital Resources
The proceeds from the sale of partnership units in March 1997 funded the Partnership's investment in Sierra. The Partnership did not sell any additional partnership units or invest additional amounts in Sierra subsequent to December 31, 1997.

Net  Cash  Provided  by  Operating Activities.   Cash  flows
provided by operating activities for the period consisted primarily of interest income from a financial institution of $5,517.

Net Cash Used in Investing Activities. Cash flows used in investing activities totaled $63,514 for the period, which consisted of organization costs.

Net  Cash Used in Financing Activities.  Cash flows used  in
financing  activities totaled $105,007 for the period.   The
use of these funds included $98,837 in syndication costs.

Results of Operations.
For the period from March 11, 1997 (date of inception) through December 31, 1997

Revenues
Revenues consisted of interest from capital contributions and interest income. The partners originally signed notes for their respective capital contributions, which were called in September 1997. The interest income generated from these notes totaled $104,391 for the period. The surplus of cash prior to the periodic investments in Sierra generated interest income of $42,965.

Expenses
Direct expenses totaled $25,755 for the period, which consisted of $15,230 relating to general and administrative expenses and $10,525 of amortization. General and administrative expenses represent management fees paid to the Managing General Partner for costs incurred to operate the partnership. Amortization expense for the period relates to the Partnership's organization costs.

Equity in loss of unconsolidated subsidiary of $542,414 reflects the Partnership's weighted average proportionate share of the $796,695 loss by Sierra for the period in the amount of $300,669 and amortization of goodwill of $241,745. During 1997, Sierra used the proceeds from the Partnership and additional debt to purchase 13 businesses for a combined purchase price of $54,419,000. These acquisitions coupled with property and equipment additions for the year increased Sierra's total assets from $6,585,000 at December 31, 1996 to $87,119,000 at December 31, 1997. Since the majority of Sierra's acquisitions were made in the last quarter of 1997, their statement of operations did not represent an entire year of operations relating to the aforementioned acquisitions.

Sierra's revenues increased $17.8 million, or 215%, for the year ended December 31, 1997 as compared to the same period for 1996. The increase was primarily attributable to acquisitions completed in 1997. The increased activity from the acquisitions also caused operating expenses to increase $16.9 million, or 192%, for the year ended December 31, 1997 as compared to the same period for 1996. The components of operating expenses consisted of increases in cost of
revenues   of  $12.7  million,  general  and  administrative
increases of $2.1 million and an increase in depreciation and amortization of $2.1 million. In 1997, Sierra funded a substantial portion of the acquisitions with borrowings of $52 million from a financial institution. Consequently, interest expense for the year ended December 31, 1997 increased $1.4 million from the same period in 1996.

Sierra's management expects the acquisitions to increase operating revenues and expenses. The future impact of operating cash flows will be determined by interest rates available to the Company as well as prices for crude oil and natural gas. Since Sierra is in the oil and gas well servicing industry, their revenue, profitability and cash flow are substantially dependent upon prevailing prices for crude oil and natural gas. Continuation of the oil price environment experienced in the first half of 1998 will have an adverse effect on Sierra's revenues, profitability and cash flow. For Proforma information relating to Sierra's acquisitions, see "Item 15. - Financial Statements and Exhibits - Notes to Financial Statements."

Liquidity and Capital Resources

The proceeds from the sale of partnership units beginning in March 1997 funded the Partnership's investment in Sierra. The Partnership does not expect to sell any additional partnership units or to invest any additional amount in Sierra subsequent to December 31, 1997.

Net Cash Provided by Operating Activities. Cash flows provided by operating activities for the period consisted of interest income from a financial institution of $42,965, offset by administrative fees paid to the managing general partner of $15,230.

Net  Cash Used in Investing Activities.  Cash flows used  in investing  activities totaled $17,069,927  for  the  period, which  mainly  consisted  of  the Partnership's  $17,054,500 investment in Sierra.

Net Cash Provided by Financing Activities. Cash flows from financing activities totaled $17,543,278 for the period. The source of these funds included capital contributed by partners of $18,753,879 offset by $1,210,601 in syndication costs.

Other Issues

The Partnership and Sierra have reviewed and evaluated its information systems to determine if its systems accurately process data referencing the year 2000. Substantially all necessary programming modifications to correct year 2000 referencing in internal accounting and operating systems have been made to-date. However, the Partnership and Sierra have not completed their evaluation of their vendors and suppliers systems to determine the effect, if any, the non-compliance of such systems would have on the their operations. The Partnership and Sierra expect to have all evaluations completed by early 1999.

Item 3. Properties.

The   Partnership  does  not  currently  own  or  lease  any
property. The Partnership operates from the offices of its General Partner in Midland, Texas.

Sierra's corporate office is located in Midland, Texas, which complements the core of its operations in the Permian Basin of West Texas and eastern New Mexico ("the Permian Basin"). Within the Permian Basin, Sierra owns eight field offices and leases two field offices over short-term periods. Additionally, Sierra leases a field office in South Texas and owns two field offices in East Texas.

Sierra's well servicing equipment fleet includes 89 well servicing rigs, 140 transport and vacuum trucks, 90 Enviro-Vat systems and 324 frac and test tanks. Additionally, the Company operates nine injection wells and 32 fresh or brine water stations.

Sierra uses its well servicing rigs to provide completion, maintenance, workover and plugging and abandonment services. Sierra's related trucking services are used to move large equipment to and from the job sites of its customers as well as provide an integrated mix of liquids handling services, including vacuum truck services, including frac tank rentals, test tank rentals and Enviro-Vat system rentals. Sierra's fresh and brine water supply and disposal services include the production and sale of fresh and brine water which is used in drilling, completion and workover processes, as well as operation of injection wells that dispose of produced salt water and incidental non-hazardous oil field wastes.

Sierra believes it has satisfactory title to all of its properties in accordance with standards generally accepted within the well servicing industry.

Item 4. Security Ownership of Certain Beneficial Owners  and
Management.

Exclusive management and control of the Partnership is vested in the General Partner. The Partnership has no employees and is managed and controlled by the Board of Directors and executive officers of the General Partner. The General Partner owns 100% of the Partnership's general partnership interest.

There are no limited partners who own of record, or are known by the General Partner to beneficially own, more than five percent of the Units. Neither the General Partner nor any officer or director of the General Partner owns Units in the Partnership.

Information relating to the beneficial ownership of the common stock of Sierra is presented in "Item 1. Business -
Sierra Well Service, Inc."

Item 5. Directors and Executive Officers.

The  Partnership  has no employees, directors  or  executive
officers.   The  Partnership  is  managed  by  the   General
Partner, whose directors and executive officers are as follows:

                  Name     Age
                                           Position

H. H. Wommack, III               Chairman, President, Chief
                          42    Executive Officer and Director
H. Allen Corey                   Secretary and Director
                          41
Bill E. Coggin                   Vice President and Chief
                          43    Financial Officer
J. Steven Person                 Vice President, Marketing
                          39

Set forth below is a description of the backgrounds of the directors and executive officers of the General Partner.

H. H. Wommack, III has served as Chairman of the Board, President, Chief Executive Officer and a director of the
General Partner since its founding in 1983. Prior to the formation of the General Partner, Mr. Wommack was a self-employed independent oil and gas producer engaged in the purchase  and sale of royalty and working interests  in  oil and gas leases and the drilling of wells. Mr. Wommack received a J.D. degree from the University of Texas and a B.A. degree from the University of North Carolina, Chapel Hill.

H. Allen Corey has served as Secretary and a director of the General Partner since its founding in 1983. Since January 1997, Mr. Corey has been president of Trolley Barn Brewery, Inc., a brew pub restaurant chain based in the southeastern United States and of counsel to the law firm of Baker, Donelson, Bearman & Caldwell, P.C. From 1986 to 1997, Mr. Corey was a partner at the law firm of Miller & Martin in Chattanooga, Tennessee. Mr. Corey received a J.D. degree from the Vanderbilt University Law School and a B.A. degree from the University of North Carolina at Chapel Hill.

Bill E. Coggin has served as Vice President and Chief Financial Officer of the General Partner since 1985. Previously, Mr. Coggin was controller for an oil and gas drilling company and an independent oil and gas operator. Mr. Coggin received a B.S. in Education and B.A.A. in Accounting from Angelo State University.

J. Steven Person has served as Vice President, Marketing for the General Partner since 1989. Prior to joining the General Partner, Mr. Person was a senior wholesaler with Capital Reality, Inc. and was involved in the syndication of mortgage-based securities. Mr. Person received a B.B.A. degree from Baylor University and an M.B.A. from Houston Baptist University.

Other key employees of the General Partner include:

Jon P. Tate, age 40, has served as Vice President, Land and Assistant Secretary of the General Partner since 1989. From 1981 to 1989, Mr. Tate was employed by C.F. Lawrence & Associates, Inc., an independent oil and gas company, as land manager. Mr. Tate is a member of the Permian Basin Landman's Association and received a B.B.S. degree from Hardin-Simmons University.

R. Douglas Keathley, age 42, has served as Vice President, Operations of the General Partner since 1992. Before joining The General Partner, Mr. Keathley worked as a senior drilling engineer for ARCO Oil and Gas Company and in similar capacities for Reading & Bates Petroleum Co. and Tenneco Oil Co.

Richard B. Morton, age 36, joined the General Partner in 1997 and has served as Chief Operating Officer since early 1998. Before joining the General Partner, Mr. Morton worked for Merit Energy Company in various capacities, including District Manager, from 1990 to 1997 and served as a reservoir engineer and production supervisor for ARCO Oil and Gas Company from 1983 to 1990. Mr. Morton received an B.S. degree in Petroleum Engineering from Texas A&M University.

Phillip F. Hock, Jr., age 54, joined the General Partner in 1993 and has served as Vice President Exploration since early 1998. Before joining the General Partner, Mr. Hock worked for RAMCO Oil and Gas from 1989 to 1993 as Exploitation Manager and as a geologist for Magic Circle Energy Company and Reading & Bates Petroleum Company.

The directors and executive officers of Sierra are included in "Item 1. Business - Sierra Well Service, Inc."

Item 6.   Executive Compensation.

The  Partnership  has  no executive  officers  and  pays  no
executive  compensation.   The information  provided  herein
reflects compensation paid to the executive officers of the General Partner.

The following table sets forth certain information for fiscal years 1996 and 1997 with respect to the compensation paid to Mr. Wommack, the Chairman and President, and the four other most highly compensated executive officers of the General Partner. No other executive officers of the General Partner received annual compensation (including salary and bonuses earned) that exceeded $100,000 for the years ended December 31, 1996 and 1997. Mr. Wommack determines the compensation of the General Partner's executive officers.

                                                         Other
Name and Principal Position  Year  Salary   Bonus   Compensati
                                     $        $         on
                                                        $
H. H. Wommack, III,          1997  623,884  113,600   116,869
President and Treasurer (1)
                             1996  586,320  100,677   148,031
Bill E. Coggin, Vice         1997  183,753  101,659    7,764
President and Chief
    Financial Officer
                             1996  153,000   61,169    7,471
J. Steven Person, Vice       1997  112,078   73,153    7,464
President, Marketing
                             1996   96,062   13,821    7,064
R. Douglas Keathley, Vice    1997  101,567   17,556    6,771
President, Operations
                             1996     -        -         -
Richard E. Masterson, Vice   1997  112,707     -       11,306
President, Exploration and
Acquisitions
                             1996   92,000   8,293     15,494

(1)  Mr.  Wommack  has  acted as a general  partner  of  the
     income   funds  and  certain  of  the  drilling   funds
     sponsored  by  Southwest  since  1983,  holding  a   1%
     interest in these partnerships.

Other Compensation

Other compensation includes (i) the General Partner's contributions to the Southwest Royalties, Inc. Employee Profit Sharing and 401(k) Plan (ii) premium payments made by the General Partner for health, disability and life insurance policies (iii) club dues paid and automobiles furnished and (iv) net cash received from carried interests in Oil and Gas Properties. In accordance with Item 402(b)(2)(iii)(C) of Regulation S-K, H.H. Wommack, President and Treasurer received $109,105 and $140,560 from net cash received from carried interests in Oil and Gas Properties for the years 1997 and 1996, respectively.

The non-employee director of the General Partner received  $
20,000 in 1997 and 1996 for his services.

Item 7.   Certain Relationships and Related Transactions.

The General Partner contributed $1,692,698, which entitled it to receive 100% of the Partnership's general partner interest. The general partner interest entitles the General Partner to 15% interest in the Partnership. See "Item 9."

The Partnership pays the General Partner an annual Management Fee of $200,000. The Management Fee is payable monthly; however, the Management fee did not begin to accrue until December, 1997 when 50% of the Limited Partners' capital contributions were invested by the Partnership.

The Partnership reimbursed the General Partner $173,241 for expenses incurred organizing the Partnership and in offering the Units in the Partnership. Reimbursement of the above $173,241 represented $63,514 in organization costs and $109,727 in syndication costs. In addition, the General Partner is reimbursed on a monthly basis for all direct general and administrative costs incurred by it in operating the Partnership.

The Partnership paid Southwest Royalties Securities, Inc., a subsidiary of Southwest Royalties, Inc., $927,945 as of December 31, 1997, for commissions on Limited Partner capital contributions.

The Partnership has invested all of the proceeds of the Private Placement in 2,005 shares (45.9%) of Sierra common stock. The General Partner directly owns 28.8% of Sierra's common stock. The General Partner effectively controls Sierra.

Sierra  incurs various transactions with the General Partner in  the  ordinary course of business (Sierra  Well  Service,
Inc.  -  Financial  Statements  -  Note  8.   Related  Party
Transactions.)

H. Allen Corey, who is an officer and director of the General Partner, is of counsel with Baker, Donelson, Bearman
& Caldwell, a law firm, which provides legal services to the General Partner and the Partnership.

Item 8.   Legal Proceedings.

The Partnership is not currently involved in any legal proceeding nor is it party to any pending or threatened claims that could reasonable be expected to have a material adverse effect of its financial condition or results of operations.

Item  9.   Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters.

There is no trading market for the Units, and it is unlikely that a trading market will exist at any time in the future. The Partnership does not have any units (i) that are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Partnership, (ii) that could be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register under the Securities Act for sale by security holders, or
(iii) that are being, or have been publicly proposed to be, publicly offered by the Partnership, the offering of which could have a material effect on the market price of the limited partnership units. Any transfer of the Units is severely restricted by certain conditions outlined in the
Partnership  Agreement  and  requires  the  consent  of  the
General Partner. See "Item 11 -- Description of Registrant's Securities to be Registered -- Transferability of Limited Partnership Interests."

As  of December 31, 1997, the General Partner holds the only general  partner interest and 525 Limited Partners  hold  an
aggregate   of   171.67511  Units  of  limited   partnership
interest.

There have been no cash distributions to the Limited Partners to date. In general, the Partnership expects to reinvest all cash flow received from operations and does not expect to make distributions until liquidation of the Partnership. The following is a summary of certain allocation provisions of the Partnership Agreement and is qualified in its entirety by reference to the Partnership Agreement, which is filed as an Exhibit to this Form 10. Any distributions of cash flow, income, gain, profit, or loss will be allocated 85% to the Limited Partners and 15% to the General Partner in accordance with their capital accounts until the Limited Partners have recovered, through cumulative distributions 100% of their capital contributions plus a 10% cumulative (but not compounded) return. Thereafter, distributions will be made 75% to the Limited Partners and 25% to the General Partner.

The revenues generated and capital appreciation, if any, from the Partnership's investment in Sierra is highly dependent upon the future prices and demand for oil and gas in that the level of use of oil field services and equipment is directly related to the amount of activity in the oil fields. In addition, investments in oil field service companies, while presenting significant potential for capital appreciation, may take from four to seven years from the date of initial investment to reach such a state of maturity that disposition can be considered. Thus, it is anticipated that capital gains or losses typically will take two to five years or longer to realize. In view of these factors, it is unlikely that any significant distributions of the proceeds from the disposition of investments will be made until such time. The Partnership's investment in Sierra will generate little, if any, current income.

Item 10.  Recent Sales of Unregistered Securities.

From March 15, 1997 to September 30,1997, the Partnership conducted the Private Placement of the Units in accordance with Regulation D promulgated under the Securities Act. A total of 171.67511 Units were sold to 525 Investors for an aggregate net price of $16,926,982. The Private Placement was made in reliance upon, among others, the exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D of the Rules and Regulations of the Securities and Exchange Commission for an offer and sale of securities which does not involve a public offering. The sales qualify as an exempt offering under Rule 506 of Regulation D because all of the Investors are "accredited investors" as defined by Regulation D.

Item  11.   Description  of Registrant's  Securities  to  be
Registered.

The Partnership was formed as a limited partnership under the Delaware Uniform Revised Limited Partnership Act. The rights and obligations of the partners are governed by the Agreement of Limited Partnership of Southwest Partners III, L.P. dated March 15, 1997 (the "Partnership Agreement"). The following is a brief summary of material provisions of the Partnership Agreement. The material provisions listed below do not purport to be complete and are qualified in their entirety by express reference to the Partnership Agreement, which is filed as an Exhibit to this Form 10.

Management

The General Partner has full, exclusive and complete control of, responsibility for and discretion over the management of the business of the Partnership. The Limited Partners have no authority to transact business for, or participate in the management activities and decisions of the Partnership. However, the Limited Partners do have limited voting and management rights.

The General Partner is not required to devote full time to Partnership business and is specifically permitted to engage in any other business, including, but not limited to, acting as a general partner for other partnerships formed for purposes similar to the purpose of the Partnership. In addition, the General Partner has a fiduciary duty and obligation to conduct the affairs of the Partnership in the best interests of the Partnership and to act with integrity and in good faith in all matters related to the business of the Partnership and in resolving conflicts of interest.

Limited Partner Voting and Management Rights

Limited Partners have limited voting and other management rights. Under most circumstances, Limited Partners are only be permitted to vote on certain amendments to the Partnership Agreement, to vote on transfer of the general partner interest to a non-affiliate of the General Partner, to have access to Partnership books and records and to call Partner meetings.

Fiduciary Duty of General Partner

The General Partner is under a fiduciary duty to conduct the affairs of the Partnership in the best interest of the
Partnership and of the Limited Partners. However, the General Partner shall not be liable to the Partnership or to any Limited Partner for acts or omissions made in good faith unless such act or omission constitutes willful misconduct, fraud or gross negligence.

Liability of General Partner

The General Partner is liable for all debts and obligations of the Partnership (other than nonrecourse obligations) to the extent the Partnership lacks sufficient assets to satisfy its debts and obligations. The General Partner is not liable to the Partnership or to any Limited Partner for acts or omissions made in good faith unless such act or omission constitutes willful misconduct, fraud, bad faith or gross negligence or a breach or violation of the Partnership Agreement or Delaware limited partnership law.

Transfer of the General Partner Interest

The General Partner may transfer its general partner interest to an affiliate of the General Partner at any time. If a transfer of the general partner interest is made by involuntary operation of law or to any person who is not an affiliate of the General Partner, the transferee is only admitted as the general partner if the admission is approved by a majority in interest of the Limited Partners.

Liability of Limited Partners

Limited Partners are not liable for any debts or bound by any obligations of the Partnership, except that they may be liable to the Partnership for any capital contributions returned to them to the extent that the Partnership does not have sufficient assets to pay its creditors, as provided by law. The Limited Partners are not required to lend any funds to the Partnership or to make any additional capital contributions to the Partnership.

Indemnification

In general, the General Partner will be indemnified by the Partnership against any cost or expense incurred by it in connection with any action, suit or proceeding as a result of being a General Partner; provided, however, that the General Partner will not be indemnified for any liability for bad faith, willful misconduct or gross negligence.

Term

The term of the Partnership is approximately ten years. The term can also be extended or shortened in accordance with the terms for amending the Partnership Agreement, or the Partnership can end through termination and liquidation under certain circumstances.

Amendments and Power of Attorney

Except as otherwise provided in the Partnership Agreement or by law, the Partnership Agreement may be amended by the written consent of the General Partner and a majority in interest of the Limited Partners. Each Limited Partner has appointed the General Partner has his attorney-in-fact. The General Partner may utilize such power of attorney to execute certain documents pertaining to the Partnership, including amendments to the Partnership Agreement, on behalf of the Limited Partners.

Transferability of Limited Partnership Interests
The interests of the Limited Partners are not transferable without the prior written consent of the General Partner. Compliance with tax and securities laws will be significant factors considered by the General Partner in determining whether to consent to a proposed transfer. In addition, the General Partner has a right of first refusal on all proposed sales.

The Units have not been registered under the Securities Act. The Limited Partners have no rights to require registration of the Units under the Securities Act or other applicable securities laws and registration is neither contemplated nor likely. There is no public market for the Units and none is expected to develop. The Units may not be sold, transferred or otherwise disposed of except in a transaction that is either registered or exempt from registration under the Securities Act and all applicable state securities laws. A legend has been placed on the Partnership Agreement and certificates representing the Units referring to the restrictions on transferability and sale of the Units.

Partnership Allocations to the General Partner

Provisions governing the allocation of income, gains and losses among Partners are complex and should be reviewed in their entirety in the Partnership Agreement. In general, however, subject to special allocations to cover specific situations:

   (a) net income is allocated 85% among all Limited Partners in proportion to their capital contributions and 15% to the General Partner until the Limited Partners have recovered, through cumulative distributions 100% of their capital contributions plus a 10% cumulative (but not compounded) return and thereafter 75% among all Limited Partners and 25% to the General Partner, and

   (b) net loss is allocated in a manner consistent with prior allocations of income and gain (i.e., 85% to the Limited Partners and 15% to the General Partner unless allocations are required to offset profits that were previously allocated 75% to the Limited Partners and 25% to the General Partner).

Item 12.  Indemnification of Directors and Officers.

The Partnership Agreement provides that, in general, the Partnership, its receiver or trustee shall indemnify, hold harmless, and pay all judgements and claims against the General Partner for any liability or damage incurred by reason of any act performed or omitted to be performed by the General Partner in connection with the Partnership's business, including attorneys' fees incurred in connection with the defense of any action based on any such act or omission, including all such liabilities under federal and state securities laws to the extent permitted by law. In an action by a Limited Partner against the General Partner, the Partnership shall indemnify, hold harmless, and pay all expenses of the General Partner, including attorney fees, incurred in defense of such action, if the General Partner is successful in defending the action. The Partnership shall indemnify, hold harmless, and pay all expenses, costs, or liabilities of the General Partner which for the benefit of the Partnership makes any deposit, acquires any option, or makes any other similar payment or assumes any obligation in connection with any property proposed to be acquired by the Partnership and which suffers any financial loss as the result of such action. However, the General Partner shall not be indemnified from any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses or disbursements resulting from the General Partner's willful misconduct, fraud, gross negligence or other breach of fiduciary duty to the Partnership or any Partner.

The General Partner is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may also indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. In addition, where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. The General Partner's Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted or allowed by the law of Delaware, whether or not specifically required, permitted or allowed by Section 145.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Partnership or the General Partner pursuant to the provisions described above, the Partnership has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.  Financial Statements and Supplementary Data.

Index to Southwest Partners III, L.P. Financial Statements

     Independent Auditors' Report            F-0
     Balance Sheets                     F-1
     Statements of Operations                F-2
     Statements of Changes in Partners' Equity         F-3
     Statements of Cash Flow                 F-4
     Notes to Financial Statements           F-6

Index to Financial Statements of Unconsolidated Subsidiary

     Independent Auditors' Report            F-11
     Report of Independent Accountants            F-12
     Balance Sheets                     F-13
     Statements of Operations                F-14
     Statements of  Equity                   F-15
     Statements of Cash Flow                 F-16
     Notes to Financial Statements           F-17

Item  14.  Changes in and Disagreements With Accountants  on
Accounting and Financial Disclosure.

Not Applicable.

Item 15.  Financial Statements and Exhibits.

     (a)   Financial  Statements  and  Financial   Statement
Schedules

          See "Index to Financial Statements" at Item 13

   (b) Exhibits

          Exhibit Number           Description of Exhibit

           3            Agreement of Limited Partnership  of
Southwest Partners III, L.P.

          3.1         Certificate of Limited Partnership

          27          Financial Data Schedule

                         SIGNATURES

Pursuant  to the requirements of Section 12 of the  Exchange
Act   of   1934,  the  registrant  has  duly   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 2, 1998             SOUTHWEST  PARTNERS
III, L.P.

                         By:  SOUTHWEST ROYALTIES, INC.
                         Its: General Partner

                              By:  /s/ H.H. Wommack, III
                                   H.H. Wommack, III
                                                            Its:   Chairman,
                                   President, and Chief Executive Officer

                Independent Auditors' Report



The Board of Directors
Southwest Partners  III, L.P.:

We have audited the accompanying balance sheet of Southwest Partners III, L.P. as of December 31, 1997, and the related statements of operations, changes in partners' equity and cash flows for the period March 11, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Partners III, L.P. as of December 31, 1997, and the results of it operations and its cash flows for the period March 11, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.



                        KPMG Peat Marwick LLP


Midland, Texas
April 16, 1998

                Southwest Partners III, L.P.
              (a Delaware limited partnership)
                       Balance Sheets


                             June 30,   December 31,
                               1998         1997
                              ------       ------
                           (unaudited)
  Assets

Current asset:
 Cash and cash equivalents               $ 338,058     $ 501,086
                                         --------------   --------------
    Total current assets                   338,058       501,086
                                         --------------   --------------

Equity investment in subsidiary          14,968,727       16,512,086

Organization costs, net of $18,420
 and $10,525 amortization, respectively     60,521        68,415
                                         --------------   --------------
                                         $15,367,306     $  17,081,587
                                          ========          ========

  Liabilities and Partners' Equity

Current liabilities:
 Payable to General Partner and subsidiary       $     68,707  $    162,351
                                         --------------       -------------
        Total current liabilities                      68,707
162,351
                             --------------                    -------------
Partners' equity:
 General Partner           1,374,510     1,615,496
 Limited partners          14,011,589    15,410,070
  Less notes receivable from
                           limited partners               87,500   106,330
                            --------------                    --------------
                           Total partners' equity   15,298,599   16,919,236
                            --------------                    --------------
                                $15,367,306                    $  17,081,587
                              ========                         ========








           The accompanying notes are an integral
             part of these financial statements.

                Southwest Partners III, L.P.
              (a Delaware limited partnership)
                  Statements of Operations

                                   Period March 11, 1997
                        For the Six Months(inception)
through
                                       ended June 30,       December 31,
                                1998       1997
                                           -----               -----
                                        (unaudited)

  Revenues

Interest from capital contributions$     -     $                  104,391
Interest income                5,517      42,965
                           ------------                       ------------
                                  5,517                            147,356
                               ------------                       ------------
  Expenses

General and administrative    68,731      15,230
Amortization                   7,894      10,525
Equity in loss of unconsolidated subsidiary       1,543,359       542,414
                              ------------                       ------------
                             1,619,984                          568,169
                             ------------                       ------------
Net loss                   $(1,614,467)  $(420,813)
                                 =======                            =======
Net loss allocated to:

 General Partner           $(240,986)    $(68,107)
                              =======                            =======
 Limited partners          $(1,373,481)  $(352,706)
                              =======                            =======
  Per limited partner unit $ (8,000)     $(2,054)
                               =======                            =======














           The accompanying notes are an integral
             part of these financial statements.

                Southwest Partners III, L.P.
              (a Delaware limited partnership)
          Statements of Changes in Partners' Equity
 Period March 11, 1997 (inception) through December 31, 1997
                             and
       the Six Months ended June 30, 1998 (unaudited)


                       General   Limited  Notes
                       Partner   PartnersReceivableTotal
                      ------------------------------------------


 Capital contributions       $ 1,692,69817,167,511(106,330)    18,753,879

 Imputed interest on capital
   contributions receivable      (9,095)(95,296)       -        (104,391)

 Syndication costs           -(1,309,439)     -(1,309,439)

 Net loss             (68,107) (352,706)      -(420,813)
                --------------------------     ------------   --------------
Balance - December 31, 1997    1,615,49615,410,070(106,330)    16,919,236

 Capital contributions                 -      -       80               80

 Refund of capital contribution         - (25,000)           18,750   (6,250)

 Net loss            (240,986)(1,373,481)     -(1,614,467)
                --------------------------     ------------   --------------
Balance - June 30, 1998
 (unaudited)         $1,374,51014,011,589(87,500)15,298,599
                                 =============== =======         ========
















           The accompanying notes are an integral
             part of these financial statements.

                Southwest Partners III, L.P.
              (a Delaware limited partnership)
                  Statements of Cash Flows


                                    Period March 11, 1997
                         For the Six Months(inception)
through
                           ended June 30,December 31,
                                             1998               1997
                                            -----              -----
                                         (unaudited)
Cash flows from operating activities:

 Cash paid to Managing General Partner for
  administrative fees       $    (24)    $(15,230)
 Interest received              5,517       42,965
                           ------------                       ---------------
  Net cash provided by operating activities              5,493       27,735
                              ------------                       ---------------

Cash flows from investing activities:

 Purchase of Sierra investment           -                   (17,054,500)
 Organization costs          (63,514)     (15,427)
                           ------------                       ---------------
Net cash used in investing activities   (63,514)               (17,069,927)
                                         ------------         ---------------

Cash flows from financing activities:

 Capital contributed by limited partners   (6,250)              11,217,488
 Repayment of notes receivable from limited partners   80       5,843,693
 Capital contributed by General Partner          -                 67,022
 Repayment of notes receivable from General
  Partner                           -    1,625,676
 Syndication costs           (98,837)    (1,210,601)
                          ------------                       ---------------
  Net cash (used in) provided by financing
                            activities   (105,007)              17,543,278
                                         ------------        ---------------

Net increase (decrease) in cash and cash equivalents              (163,028)
501,086

 Beginning of period          501,086            -
                          ------------                       ---------------
 End of period              $ 338,058    $ 501,086
                               =======                          =========
                                                               (continued)

           The accompanying notes are an integral
             part of these financial statements.

                Southwest Partners III, L.P.
              (a Delaware limited partnership)
             Statements of Cash Flows, continued

                                    Period March 11, 1997
                         For the Six Months(inception)
through
                           ended June 30,December 31,
                                             1998               1997
                                            -----              -----
                                         (unaudited)
Reconciliation of net loss to net cash
 provided by operating activities:

Net loss                    $(1,614,467)  $(420,813)
Adjustments to reconcile net loss to net cash provided by operating activities:

  Amortization                  7,894       10,525
  Undistributed loss of affiliate         1,543,359                  542,414
  Interest income added to notes receivable                -       (104,391)
  Increase in payable to General Partner    68,707                        -
                                          ------------          ------------
Net cash provided by operating activities $  5,493           $   27,735
                                =======                          =======

Supplemental schedule of noncash investing and financing activities:

 Note receivable from limited partners for
  capital contributions     $  87,500     $106,330
                                 =======                          =======


















           The accompanying notes are an integral
             part of these financial statements.

                Southwest Partners III, L.P.
              (a Delaware limited partnership)

                Notes to Financial Statements


1.   Organization
     Southwest Partners III, L.P. (the "Partnership") was organized under the laws of the state of Delaware on March 11, 1997 for the purpose of investing in or acquiring oil field service companies assets. The Partnership intends to wind up its operations and distribute its assets or the proceeds therefrom on or before December 31, 2008, at which time the Partnership's existence will terminate, unless sooner terminated or extended in accordance with the terms of the Partnership Agreement. Southwest Royalties, Inc., a Delaware corporation formed in 1983, is the General Partner of the Partnership. Revenues, costs and expenses are allocated as follows:

                                        Limited  General
                                        Partners Partner
                                       -------------------
     Interest income on capital contributions      (1)  (1)
     All other revenues                   85%      15%
     Organization and offering costs     100%        -
     Syndication costs                   100%        -
     Amortization of organization costs  100%        -
     Gain or loss on property disposition 85%      15%
     Operating and administrative costs   85%      15%
     All other costs                      85%      15%

     After payout, allocations will be seventy-five (75%) to the limited partners and twenty-five (25%) to the General Partner. Payout is when the limited partners have received an amount equal to one hundred ten percent (110%) of their limited partner capital contributions.

     (1) Interest earned on promissory notes related to Capital Contributions is allocated to the specific holders of those notes.

     Method of Allocation of Administrative Costs

     For the purpose of allocating Administrative Costs, the Managing General Partner will allocate each employee's time among three divisions: (1) operating partnerships;
     (2) corporate activities; and (3) currently offered or proposed partnerships. The Managing General Partner determines a percentage of total Administrative Costs per division based on the total allocated time per division and personnel costs (salaries) attributable to such time. Within the operating partnership division, Administrative Costs are further allocated on the basis of the total capital of each partnership invested in its operations.

2.   Summary of Significant Accounting Policies

     Estimates and Uncertainties
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Organization Costs
     Organization costs are stated at cost and are amortized over sixty months using the straight-line method.

     Environmental
     Hazards in the operation of oil field service companies, such as employee injuries on the job site and accidental petroleum or waste spills, are sometimes encountered. Such hazards may cause substantial liabilities to third parties or governmental entities, the payment of which could reduce ultimately the funds available for distribution. Although it is anticipated that customary insurance will be obtained, the Partnership may be subject to liability for pollution and other damages due to hazards, which cannot be insured against or will not be insured against due to prohibitive premium costs or for other reasons. Environmental regulatory matters also could increase the cost of doing business or require the modification of operations in certain areas. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or redemption is probable, and the costs can be reasonably estimated.

     Income Taxes
     No provision for income taxes is reflected in these financial statements, since the tax effects of the Partnership's income or loss are passed through to the individual partners.

     In accordance with the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Partnership's tax basis in its assets is $542,414 more, as of December 31, 1997 as that shown on the accompanying Balance Sheet in accordance with generally accepted accounting principles.

     Cash and Cash Equivalents
     For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Partnership maintains its cash at one financial institution.

     Number of Limited Partner Units
     There were 171.675 limited partner units outstanding as of December 31, 1997, held by 525 partners.

     Equity investment in subsidiary
     Investment in Sierra Well Service, Inc. in which the Partnership had a 45.89% interest at June 30, 1998 and December 31, 1997, is accounted for by the equity method and the carrying amount is adjusted for the Partnership's proportionate share of Sierra's undistributed earnings or losses. The Partnership continually evaluates the current fair value of the investment in Sierra for impairment. Should the Partnership determine that the carrying value of the investment, including excess cost over equity interest, is not recoverable, the Partnership would record a charge to reduce the carrying value of the investment to its fair value. To date, no impairment losses have been recorded by the Partnership.

     Concentrations of Credit Risk
     All partnership revenues are received by the Managing General Partner and subsequently remitted to the partnership and all expenses are paid by the Managing General Partner and subsequently reimbursed by the partnership.

     Recent Accounting Pronouncements
     In June 1997, the FASB issued "Reporting Comprehensive Income," SFAS No. 130, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Specifically, this statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and
     (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. This statement has no impact on the Partnership.

     Comprehensive income consists of the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Specifically, this includes net income and other comprehensive income, which is made up of certain changes in assets and liabilities that are not reported in a statement of operations but are included in the balances within a separate component of equity in a statement of financial position. Such changes include, but are not limited to, unrealized gains for marketable securities and futures contracts, foreign currency translation adjustments and minimum pension liability adjustments.

     Interim Financial Statements
     The interim financial information as of June 30, 1998, and for the six months ended June 30, 1998, is unaudited. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods, and all such adjustments are of a normal recurring nature. The interim financial statements should be read in conjunction with the audited financial statements for the period March 11, 1997 (inception) through December 31, 1997.

     Net Income (loss) per limited partnership unit
     The net income (loss) per limited partnership unit is calculated by using the weighted average number of limited partnership units outstanding during the year.

3.   Investments
     Common stock ownership in Sierra Well Service, Inc. was as follows:

     July 1 to July 31, 1997                    18.30%
     August 1 to August 31, 1997           26.24%
     September 1 to November 30, 1997           33.55%
     December 1 to December 31, 1997            45.89%
     January 1 to June 30, 1998                             45.89%

     At June 30, 1998, the investment in Sierra Well Service, Inc. exceeded the Partnership's share of the underlying net assets by $7,620,317 and is being amortized on the straight-line method. A 10 year amortization period for goodwill was used due to the fact that the Partnership intends to wind up its operations on or before December 31, 2008.

     Following  is  a summary of the financial position  and
     results  of operations of Sierra Well Service, Inc.  as
     of  June 30, 1998 and December 31, 1997 and for the six
     months  ended  June 30, 1998 and the period  March  11,
     1997   (inception)  through  December  31,   1997   (in
     thousands):
                             1998            1997
                            ------          ------
                         (unaudited)
     Current assets      $   12,757     $   14,966
     Property and equipment, net        45,930              46,163
     Other assets, net                  25,209                   25,990
                         -------------- --------------
     Total assets        $   83,896     $   87,119
                           ========       ========
     Current liabilities          $     57,671   $                5,536
     Long-term debt             650         52,480
     Deferred income taxes                   4,748                      5,743
                         -------------- --------------
                         $   63,069     $   63,759
                           ========       ========
     Stockholders' equity               $   20,827                    $ 23,360
                           ========       ========
     Sales                        $     25,686   $               26,134
                           ========       ========
     Net loss                     $     (2,533)  $                (797)
                           ========       ========
4.   Notes Receivable
     In  connection  with  the sale of  limited  partnership
     units,  the  Partnership accepted a minimum of  twenty-
     five  percent  (25%)  cash down  payment  and  executed
     promissory  notes  for the balance of the  subscription
     secured by the Units purchased.  The Notes provide  for
     (a)  payment of the remaining subscription  price  upon
     demand with 30 days written notice or (b) if not sooner
     paid  (i)  payment of 25% of the subscription price  on
     March  31,  1998,  and (ii) payment  of  the  remaining
     balance (50% of the subscription price) on October  31,
     1998.   The Notes, due to the lack of a stated rate  of
     interest, are being carried at an imputed interest rate of nine and one half percent (9 1/2%). During 1997, $95,296 of interest was recognized.

     A letter, dated September 6, 1997, was sent to all limited partners requesting payment in full of all outstanding notes receivable.

     The General Partner has entered into an agreement with the Partnership to pay its committed contribution as Limited Partner Capital Contributions are invested by the Partnership, in amounts proportionate to such invested amounts. The agreement, due to the lack of a stated rate of interest, is being carried at an imputed interest rate of nine and one half percent (9 1/2%). During 1997 $9,095 of the interest was recognized as interest income.

5.   Commitments and Contingent Liabilities
     As a marketing incentive, brokers who sold in excess of one Unit received three percent (3%) of the Partnership liquidation proceeds which are distributed to the General Partner in proportion to the dollar amount of Units sold by each such broker; provided, however that no broker shall receive such interest unless the Partnership has returned to the Limited Partners 100% of their Limited Partner Capital Contribution plus a 10% cumulative (but not compounded) return at the time of liquidation. As of December 31, 1997, there were 13 such brokers who sold in excess of one Unit qualifying for the special distribution.

     The  Partnership is subject to various  federal,  state
     and local environmental laws and regulations, which establish standards and requirements for protection of the environment. The Partnership cannot predict the future impact of such standards and requirements, which are subject to change and can have retroactive effectiveness. The Partnership continues to monitor the status of these laws and regulations.

     As of June 30, 1998, the Partnership had not been fined, cited or notified of any environmental violations and management is not aware of any unasserted violations, which would have a material adverse effect upon capital expenditures, earnings or the competitive position in the oil field service industry.

6.   Related Party Transactions
     Southwest Royalties, Inc., the General Partner, billed the Partnership for an administrative fee of $60,000 and $15,000 for the six months ended June 30, 1998 and the period March 11, 1997 (inception) through December 31, 1997, respectively.

     Accounts payable due to the General Partner at June 30, 1998 totaled $68,707, and represents administrative fees and general and administrative expenses.

     Accounts payable due to the General Partner at December 31, 1997 totaled $162,351, and represented reimbursement of syndication and organization costs. Total costs reimbursed to the General Partner for syndication and organization costs were $109,727 and $63,514, respectively.

     The  Partnership  paid Southwest Royalties  Securities,
     Inc.,   a  subsidiary  of  Southwest  Royalties,  Inc.,
     $927,945 as of December 31, 1997, for commissions on Limited Partner capital contributions.

                INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Sierra Well Service, Inc.:


We have audited the accompanying balance sheets of Sierra Well Service, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra Well Service, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



                          KPMG PEAT MARWICK LLP

Midland, Texas
February 25, 1997

              REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Stockholders
Sierra Well Service, Inc.
Midland, Texas


We have audited the accompanying statements of operations, stockholders' equity and cash flows of Sierra Well Service, Inc. for the year ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Sierra Well Service, Inc. for the year ended December 31, 1995, in conformity with generally accepted accounting principles.




                     Joseph Decosimo and Company LLP

Chattanooga, Tennessee
March 21, 1996

                 Sierra Well Service, Inc.
                       Balance Sheets
           (in thousands, except per share data)
                                    December 31,   June 30,
                                    1996    1997     1998
 Assets                                          (unaudited)
Current Assets
 Cash and cash equivalents       $   561  $  6,537 $ 4,136
 Trade accounts receivable, net of allowance of
   $140, $868 and $1,003, respectively        1,152    8,075
8,132
 Federal income tax receivable        15       -        -
 Inventories                          88     251      294
 Deferred income taxes                61       -        -
 Other current assets                 42     103      195
                                     --------       --------
--------
    Total   current  assets                1,919      14,966
12,757
                                     --------       --------
--------
Property   and   equipment,  net           4,651      46,163
45,930
                                     --------       --------
--------
Other assets
 Deferred loan costs, net of amortization of $216
  and $757, respectively               -     1,821   1,470
 Goodwill, net of amortization of $294 and
     $1,016,   respectively                   -       21,363
20,641
 Noncompete covenants, net of amortization of
  $131 and $462, respectively          -     1,715   1,843
 Other                                15     1,091   1,255
                                     --------       --------
--------
    Total   other  assets                    15       25,990
25,209
                                     --------       --------
--------
Total  assets                     $  6,585 $   87,119      $
83,896
                                    =====    =====   =====
 Liabilities and stockholders' equity
Current liabilities
  Current portion of long-term debt  $     277   $      512$
54,558
 Accounts payable                    559     3,145   1,534
 Accrued expenses                    294     1,852   1,579
 Deferred income taxes                 -      27        -
                                     --------       --------
--------
  Total current liabilities         1,130    5,536   57,671
                                     --------       --------
--------
Long-term    debt                          980        52,480
650
                                     --------       --------
--------
Deferred income taxes                 14     5,743   4,748
                                     --------       --------
--------
Stockholders' equity
 Common stock - no par; $1 stated value; 10,000 shares
   authorized,  1,950 and 4,371 issued, respectively       2
4                                   4
   Additional   paid-in  capital           5,151      24,845
24,845
   Accumulated   deficit                  (692)      (1,489)
(4,022)
                                     --------       --------
--------
    Total   stockholders'  equity          4,461      23,360
20,827
                                     --------       --------
--------
Total  liabilities and stockholders' equity    $      6,585$
87,119                           $  83,896
                                    =====    =====   =====
    The accompanying notes are an integral part of these f inancial statements

                 Sierra Well Service, Inc.
                  Statements of Operations
           (in thousands, except per share data)

                                        For the Six Months
              For the years Ended December 31,Ended June 30,
                     1995   1996   1997    1997    1998
                                           (unaudited)


Revenues             $4,437 $8,273  $26,134    $    7,834  $
25,686

Expenses
 Cost of revenues   3,538  6,557   19,307 5,600   18,289
  General  and  administration        628     1,359    3,481
1,303               3,175
  Depreciation  and amortization      448     863      2,931
747                 4,232
                     --------       ---------       --------
--------            --------
                    4,614  8,779   25,719 7,650   25,696
                     --------       ---------       --------
--------            --------
Operating  income  (loss)    (177)    (506)     415      184
(10)
                     --------       ---------       --------
--------            --------
Other income (expense)
 Interest income        -     11      85      9     141
  Interest  expense     (70)   (82)    (1,508)         (184)
(3,526)
 Loss on sale of assets    (1)     (31)   (30)    (14)  11
 Other, net             -      -      11      -   (171)
                     --------       ---------       --------
--------            --------
                       (71)   (102)    (1,442)         (189)
(3,545)
                     --------       ---------       --------
--------            --------

Loss  before  income taxes   (248)    (608)   (1,027)    (5)
(3,555)

 Income tax benefit    80    160     230      2   1,022
                     --------       ---------       --------
--------            --------

Net loss            $(168) $(448)  $(797) $ (3)   $(2,533)
                    =====  =====   =====  =====   =====
Loss  per  share       $(166.37)  $    (280.80)$(289.71)   $
(1.43)              $(579.50)
                    =====  =====   =====  =====   =====
Weighted average number
 of shares          1,010  1,596   2,751  2,103   4,371
                    =====  =====   =====  =====   =====








The accompanying notes are an integral part of these financi al statements.

                 Sierra Well Service, Inc.
             Statements of Stockholders' Equity
  For the years ended December 31, 1995, 1996 and 1997 and
       the Six Months Ended June 30, 1998 (unaudited)
           (in thousands, except per share data)



                       Common Stock  Additional Accumulated
                      Shares AmountPaid-In CapitalDeficit

Balance  - January 1, 19951,000    $    1   $        370   $
(76)

  Issuance of stock as compensation10     -                5
-

 Related party payable contributed as
   capital                -       -     2,202           -

 Net loss                 -       -        -         (168)
                        -------       -------        -------
-                       --------
Balance  - December 31, 1995   1,010      1            2,577
(244)

 Common stock issued    940       1     2,524           -

 Issuance of stock as compensation
   (Note 7)               -       -       50            -

 Net loss                 -       -        -         (448)
                        -------       -------        -------
-                       --------
Balance  December 31, 1996     1,950      2            5,151
(692)

   Stock  compensation  granted  (Note7)      20           -
-                             -

 Common stock issued    2,401     2     19,218          -

 Issuance of common stock warrants
   (Note 4)               -       -      476            -

 Net loss                 -       -        -         (797)
                        -------       -------        -------
-                       --------
Balance - December 31, 1997   4,371                4  24,845
(1,489)

   Net  loss  (unaudited)      -             -             -
(2,533)
                        -------       -------        -------
-                       --------
Balance - June 30, 1998 (unaudited)     4,371      $   4   $
24,845                  $     (4,022)
                          ====            ====         =====
=====








The accompanying notes are an integral part of these financi al statements.

                 Sierra Well Service, Inc.
                  Statements of Cash Flows
                                             For the Six Months
                       For  the  years  Ended  December  31,
Ended June 30,
                             1995   1996   1997  1997 1998
                                                (unaudited)
Cash flows from operating activities
  Net loss                   $(168)   $   (448)  $(797)    $
(3)                         $(2,533)
 Depreciation                448   859   2,459   742  3,097
 Amortization                  -     4     472     5  1,135
 Bad debt expense              -   140     475    74   247
 Noncash interest expense      -     -     281     -   700
 Loss on sale of assets        1    31      30    14  (11)
  Provision for deferred income taxes     (80)   (125) (230)
(2)                         (1,022)
 Stock compensation            5    50       -     -     -
 Changes in operating assets and liabilities,
  net of acquisitions -
     Accounts   receivable         (286)   (521)     (6,489)
(2,309)                     (304)
  Inventories               (12)  (59)      15     4  (43)
  Income tax receivable       14  (15)      15    15     -
  Other current assets       (5)  (26)      33  (131) (92)
   Accounts payable          (190)  300   2,586  1,539  (1,6
11)
  Accrued expenses           377    20   1,095  (99)  (273)
                            --------     --------     ------
---                         --------     --------
Net  cash  provided (used) by operating activities       104
210                         (55)  (151)  (710)
                            --------     --------     ------
---                         --------     --------
Cash flows from investing activities
   Purchase   of   property   and   equipment        (1,328)
(3,165)                           (6,585)            (2,035)
(1,466)
  Proceeds  from sale of property and equipment    13     94
86                            22   157
  Payments for other long-term assets     (118)     -  (247)
(29)                        (163)
  Payments for deposits on acquisitions       -     -      -
(200)                          -
  Payments for businesses, net of cash acquired     -      -
(56,076)                    (5,241)      (1,800)
                            --------     --------     ------
---                         --------     --------
   Net  cash  provided  by investing activities      (1,433)
(3,071)                           (62,822)           (7,483)
(3,272)
                            --------     --------     ------
---                         --------     --------
Cash flows from financing activities
  Borrowings  under  long-term debt      -    1,054   58,791
5,210                       2,100
  Payments of long-term debt  (7)  (195)  (7,121)      (156)
(329)
  Payments  for deferred loan costs     -        -   (2,037)
-                           (190)
 Proceeds from issuance of common stock      -  2,525 19,220
500                            -
  Advances from related party      1,298      -     -  1,695
-
                            --------     --------     ------
---                         --------     --------
   Net cash provided by financing activities     1,291 3,384
68,853                      7,249 1,581
                            --------     --------     ------
---                         --------     --------
Net  increase (decrease) in cash and cash equivalents   (38)
523                         5,976 (385)  (2,401)

  Cash  and  cash equivalents - beginning of period       76
38                           561   561   6,537
                            --------     --------     ------
---                         --------     --------
Cash  and cash equivalents - end of period    $  38 $   561$
6,537                       $176  $4,136
                            ===== =====  =====  ===== =====
Supplemental disclosures of cash flow information -
 Interest paid              $ 70  $ 82   $1,227 $184  $2,826
 Income taxes received        14    20       -     -     -
Supplemental schedule of noncash investing and
 financing activities -
  Common stock warrants issued as debt discount  $  -  $   -
$                           476$  -  $   -
  Capital leases issued for equipment     55      351    462
413                          286
  Stock  issued to employee as compensation        5      50
-                              -     -
  Related party payable contributed as capital   2,202     -
-                              -     -
The accompanying notes are an integral part of these finan cial statements

                Sierra Well Service, Inc.
              Notes to Financial Statements

1.  Summary of Significant Accounting Policies

Business - Sierra Well Service, Inc. ("the Company"), a Delaware corporation, was formed in 1992 and operates within the oilfield service industry. The Company provides services and products to oil and gas operators for the workover, maintenance and plugging of existing oil and gas wells in the southwestern United States.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its excess cash in various financial institutions, which deposits may exceed federally insured amounts at times.

Inventories - Inventories mainly consist of pipe and are stated at the lower of cost or market, with cost being determined on the first-in, first-out (FIFO method).

Property and Equipment - Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of the assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations. All assets are depreciated on the straight-line method and the estimated useful lives of the assets are as follows:

      Buildings and improvements   20-30 years
      Well service units and equipment    5-15 years
      Water hauling equipment      5-10 years
      Brine/fresh water stations   15 years
      Enviro-Vat units and frac/test tanks    10 years
      Disposal facilities          10 years
      Vehicles                     3-5 years

The Company reviews property and equipment and certain indentifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is necessary if the sum of the expected future cash flows, on a depreciable unit basis, is less that the carrying amount of such assets. In this circumstance, the Company would recognize an impairment loss equal to the amount by which the asset's carrying amount, including any identifiable intangibles, exceeds its fair value. To date, there has not been an impact on the Company's financial position, results of operations or liquidity.

Deferred Debt Costs - The Company capitalizes certain  costs
in  connection with obtaining its borrowings.   These  costs
are being amortized to interest expense on the straight-line method over the terms of the related debt.

Noncompete Covenants - Noncompete covenants are carried at cost less accumulated amortization. The covenants are being amortized over their respective contractual lives, ranging from one to five years.

                Sierra Well Service, Inc.
              Notes to Financial Statements


1.  Summary of Significant Accounting Policies - continued

Goodwill - Goodwill represents the excess of the cost of the business acquired over the fair value of net identifiable assets at the date of the acquisition and is amortized using the straight-line method, generally over fifteen years. The carrying amount of goodwill is continually evaluated to determine whether later events and changes in circumstances warrant revised estimates of useful lives.

Income Taxes - Deferred income taxes are recognized for the tax consequences for temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The measurement of current and deferred tax assets and liabilities is based on enacted law. Management includes the consideration of future events to assess the likelihood that tax benefits will be realized in the future.

The Company and its parent, Southwest Royalties Holdings, Inc. ("SRH"), filed a consolidated federal income tax return since inception through 1995. Income tax expense in the
Company's statements of operations was allocated on the basis of its proportionate share of the consolidated taxable income or loss. Subsequent to 1995, the Company sold additional common stock and was not able to be consolidated in the federal return; thus, it has filed its federal income tax return independent of SRH.

Revenue  Recognition - The Company records revenue based  on
the  percentage  of completion of work-in-process.   To  the
extent that work is complete but not yet billed, the company records accounts receivable as unbilled.

Estimates and Uncertainties - The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk - Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of unsecured accounts receivable.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform with the current period presentation.

Fair Value of Financial Instruments - The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value since the current borrowing rate available to the Company does not differ from the existing rate on the Company's long-term debt balance.

                Sierra Well Service, Inc.
             Notes to Financial Statements

        1. Summary of Significant Accounting Policies - continued

Loss Per Share - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." This statement establishes standards for computing and presenting earnings per share ("EPS") which makes them comparable to international standards. In accordance with
SFAS 128, the Company adopted the statement in its year ended December 31, 1997 financial statements. Under SFAS 128, primary EPS is replaced by basic earnings per share, which excludes dilution and is computed based on the weighted average number of common shares. Diluted EPS, which is computed similarly to fully-diluted EPS, reflects potential dilution that could occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For the years ended December 31, 1995, 1996 and 1997, the computation of diluted net loss per share was antidilutive due to the Company's net loss; therefore, the amounts reported for basic and diluted net loss per share were identical.

Environmental - The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or redemption is probable, and the costs can be reasonably estimated.

Recent Accounting Pronouncements - In June 1997, the FASB issued "Reporting Comprehensive Income," SFAS No. 130, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Specifically, this statement requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. This statement has no impact on the Company.

Comprehensive income consists of the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Specifically, this includes net income and other comprehensive income, which is made up of certain changes in assets and liabilities that are not reported in a statement of operations but are included in the balances within a separate component of equity in a statement of financial position. Such changes include, but are not limited to, unrealized gains for marketable securities and futures contracts, foreign currency translation adjustments and minimum pension liability adjustments.

Interim Financial Statements - The interim financial information as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, is unaudited. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods, and all such adjustments are of a normal recurring nature. The interim financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 1995, 1996, 1997.

                Sierra Well Service, Inc.
             Notes to Financial Statements

2.  Acquisitions

In 1997, Sierra acquired either substantially all of the assets or all of the outstanding capital stock of each of the following businesses which were accounted for using the purchase method of accounting:

                                          Purchase Price
                             Closing Date (in thousands)

    East  Texas  Vac. Service, L.C.              June  1997$
    3,080
    S&N Well Servicing, Ltd.   July 1997      5,400
    Lonnies Well Service Co.   August 1997      714
    Harrison Rig Service, Inc. August 1997      475
    DKB Enterprises, Inc.      October 1997   5,600
    Diamond Rental, Inc.       October 1997   3,500
    Larry O'Connor, Inc.       October 1997   3,600
    Aries Well Service         October 1997   1,500
    Trans-Texas Operating, Inc.October 1997   5,500
    Smith  Brothers Casing Pullers, Inc.       October  1997
    1,300
    Mansell Brine Sales, Inc.  November 1997  7,000
    Bobby Herricks Trucking, Inc.             December  1997
    11,750
    Ackerly Service Company, Inc. and
    Enviro-Vat, Inc.           December 1997  5,000

 The Company sold 2,401 shares of common stock totaling $19,219,500 and borrowed $52,310,000 from a financial institution in order to fund the acquisitions and purchase additional well servicing equipment. The remainder was used for working capital. The operations of each of the aforementioned acquisitions are included in the Company's statement of operations as of each respective closing date.

 The following unaudited proforma results of operations have been prepared as though the aforementioned acquisitions, which were funded by equity and debt, had been completed prior to January 1, 1996. The unaudited proforma results of operations consist of the following as of December 31 (in thousands, except share data):

                                        1996    1997

 Revenues                             $              41,363$
 57,473
                                     =======    ======
 Net  loss                           $          (2,689)    $
 (429)
                                    =======    ======
 Loss  per  share                    $          (615.19)   $
 (98.15)
                                    =======    ======

                Sierra Well Service, Inc.
             Notes to Financial Statements

3.  Property and Equipment

Property  and  equipment  consists  of  the  following   (in
thousands):
                                    December 31,June 30, 1998
                                    1996    1997     1998
                                                 (unaudited)
Land                               $    -  $   996  $  996
Buildings and improvements              3    2,007   2,031
Well service units and equipment    5,053   19,079  21,069
Water hauling equipment                 -    6,966   7,041
Brine/fresh water stations              -    8,460   8,473
Enviro-Vat  units and frac/test tanks        -         2,977
3,211
Disposal facilities                     -    5,325   5,300
Vehicles                            1,153    3,973   4,331
Other                                 150      474     594
                                       -------     ---------
---------
                                    6,359   50,257  53,046
Less accumulated depreciation       1,708    4,094   7,116
                                  ------- -------- --------
                                  $4,651  $46,163  $45,930
                                    ====    =====   =====

4.  Long -Term Debt

Long-term debt consists of the following (in thousands):

                                    December 31,June 30, 1998
                                    1996    1997     1998
                                                 (unaudited)
Credit facility provided by financial institution-interest payable monthly; principal due March 1999; collateralized by all real and personal property Tranche A - $30,000 and Tranche B - $22,310, net of debt discount of $397 at
December 31, 1997; Tranche A - $30,000 and Tranche B -
$24,410, net of debt discount of $238 at June 30,  1998    $
-                                   $51,913  $54,172

Capital leases - collateralized by equipment, various
monthly  payments  totaling $29 including  interest      338
527                                    595

Equipment notes - interest from 7.9%-12.2%, various
monthly    payments   totaling   $24   including   interest;
collateralized
by related equipment                   144     552     441

Prime  plus  1% notes payable - refinanced in  October  1997
775                                      -       -
                                        -------     --------
--------
                                     1,257   52,992  55,208
Less current portion                   277     512   54,558
                                        -------     --------
--------
                                    $  980   $52,480 $ 650
                                      ====   =====   =====

                  Sierra Well Service, Inc.
                Notes to Financial Statements

4.  Long -Term Debt - continued

On September 30, 1997, the Company signed a loan agreement (the "Credit Facility") that provided up to $60,000,000 for acquisitions and refinancing existing debt. The agreement requires monthly interest payments with the outstanding principal balance and accrued interest due in March 1999. The Loan consists of two tranches (Tranche A and Tranche B) totaling $30,000,000 each. The initial interest rates for Tranche A and B are prime plus 1% and 3%, respectively. Interest on Tranche B, if not retired in whole by October 1998, shall increase by 1% at the end of each subsequent two month period. As part of the noted agreement, the Company issued common stock warrants to the lender which are exercisable in whole or in part any time prior to October 2002. At December 31, 1997, the lender was entitled to 416 warrants at exercise prices ranging from $8,500 to $11,500 per share. These warrants had an estimated fair value of $476,400 at time of issuance, $397,000 at December 31, 1997 and $238,000 at June 30, 1998. The fair value of the warrants was calculated using the Black-Scholes option pricing model which included the conditions of expected volatility, risk-free interest rate, except life and dividend yield. The Company is currently reviewing its options with respect to refinancing its debt.

In October 1997, the Company repaid approximately $6,000,000 of short-term debt, including accrued interest, with proceeds from the Credit Facility. The Credit Facility contains various restrictive covenants which include restrictions on the incurrence on additional indebtedness and limitations on the amount of capital lease obligations. Certain covenants also place restrictions on dividends, stock redemptions, investments and sales of assets. As of December 31, 1997, the Company was not in violation of any such covenants.

Aggregate maturities of long-term debt, including capital leases, as of June 30, 1998, are as follows (in thousands):

          Twelve months
          ended June 30,
             1999                       $54,558
             2000                           396
             2001                           131
             2002                            59
             2003                            39
             Later years                     25

Rent expense approximated $190,000 for 1995, $369,000 for 1996 and $962,000 for 1997. The Company rents various equipment for short-term periods in order to assist day to day operations.

5.   Income Taxes

The provision for income taxes consists of the following as of December 31 (in thousands):

                                 1995      1996    1997

Current provision             $    -  $   (35)  $     -
Deferred provision                31        54    1,204
Benefit  of  net  operating  loss  carryforward        (111)
(179)                         (1,434)
                              -------  -------  ---------
                              $ (80)  $  (160)  $ (230)
                                ====      ====    =====
                            F-22

                  Sierra Well Service, Inc.
                Notes to Financial Statements

5.   Income Taxes - continued

A reconciliation between the amount determined by applying the federal statutory rate with the provision for income taxes is as of December 31 (in thousands):

                                 1995      1996    1997

Statutory federal income tax  $ (84)  $  (207)  $ (350)
Amortization  of non-deductible goodwill          -        -
74
Meals and entertainment            -        17       46
Other                                 4         30      -
                               -----   -------  -------
                              $ (80)  $  (160)  $ (230)
                                 ===      ====     ====
The  tax effects of temporary differences that give rise  to
significant  portions  of  the  deferred  tax   assets   and
liabilities are as follows as of December 31 (in thousands):

                                    1996      1997

Deferred tax assets
  Operating loss carryforwards   $   290   $ 1,724
  Receivables                         45         -
  Accounts payable and accrued expenses    15       -
  Other                                1         -
                                   -----   -------
                                     351     1,724
                                   -----   -------

Deferred tax liabilities
  Property and equipment           (304)   (6,650)
  Real estate investments              -      (54)
  Goodwill                             -     (630)
  Other intangibles                    -     (147)
  Other                                -      (13)
                                 -------   ---------
                                   (304)   (7,494)
                                 -------   ---------
                                 $    47   $(5,770)
                                    ====     =====

The Company has net operating loss carryforwards of $5,070,000 expiring in various periods through 2012. Realization of the loss carryforwards is dependent on generating sufficient taxable income prior to expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset could be reduced if estimates of future taxable income during the carryforward period are reduced.

                  Sierra Well Service, Inc.
                Notes to Financial Statements

6.   Commitments and Contingencies

The Company is subject to various federal, state and local environmental laws and regulations which establish standards and requirements for protection of the environment. The Company cannot predict the future impact of such standards and requirements which are subject to change and can have retroactive effectiveness. The Company continues to monitor the status of these laws and regulations.

Currently, the Company has not been fined, cited or notified of any environmental violations which would have a material adverse effect upon capital expenditures, earnings or the competitive position in the oil and gas industry. However, management does recognize that by the very nature of its business, material cost could be incurred in the near term to bring the Company into total compliance. The amount of such future expenditures is not determinable due to several factors including the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, the determination of the Company's liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

7.   Stock Compensation

The Company granted two employees 10 shares of common stock effective January 1, 1997 for 1996 compensation. Compensation expense was determined at the date of the grant based on the estimated fair value of the Company as determined by an independent investment advisor.

8.   Related Party Transactions

Transactions   and  outstanding  balances   with   Southwest
Royalties Holdings, Inc., an affiliate of the Company, are as follows as of December 31 (in thousands):

                               1995    1996    1997

Accounts receivable           $ 122  $  44    $ 156
Accounts payable                 14     46      461
Revenue                         593    472      508
Interest expense                 66      -        -
Management  fees  and  computer  services          -      90
136

Transactions with related parties are at arms-length and would not materially differ from those with third parties.

                  Sierra Well Service, Inc.
                Notes to Financial Statements

9.   Profit Sharing Plan

The Company has a contributory retirement plan sponsored by an affiliate that covers substantially all employees. Employees may contribute up to 15% of their base salary with the maximum amount determined by enacted law. Employee contributions are fully vested at all times and discretionary employer contributions are fully vested upon retirement or five years of service. Employer contributions to the 401(k) plan approximated $4,000 for1995, $8,000 for 1996 and $13,000 for 1997.

10.  Major Customers

Sales from one unrelated customer totaled $1,133,688 or  26%
for the year ended December 31, 1995.

Receivables from two customer were 21% of total receivables as of December 31, 1996. The Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral to secure outstanding receivables.



11.  Second Quarter Significant Events

In April 1998, the Company purchased the property and equipment of Accurate Well Service, Inc. for $1.8 million. The transaction was funded through borrowings from a financial institution. The acquisition was accounted for as a purchase and the total purchase price was allocated to the assets acquired based upon their estimated fair market values.

                AGREEMENT OF LIMITED PARTNERSHIP


                               OF


                  SOUTHWEST PARTNERS III, L.P.

                       TABLE OF CONTENTS

                                                             Page


Section 1      THE PARTNERSHIP                                  1

     1.1       Organization                                     1
     1.2       Partnership Name                                 1
     1.3       Purpose                                          1
     1.4       Principal Place of Business                      1
     1.5       Term                                             1
     1.6       Filings                                          1
     1.7       Independent Activities                           2
     1.8       Definitions -- General                           2

Section 2      PARTNERS: CAPITAL CONTRIBUTIONS                  8

     2.1       General Partner                                  8
     2.2       Limited Partners                                 8
     2.3       Capital Contributions                            8
     2.4       Default on Capital Contributions                 9

Section 3      ALLOCATIONS                                      9

     3.1       Profits                                          9
     3.2       Losses                                          10
     3.3       Special Allocations                             10
                    Minimum Gain Chargeback                    10
                    Partner Minimum Gain Chargeback            10
                    Qualified Income Offset                    10
                    Gross Income Allocation                    11
                    Nonrecourse Deductions                     11
                    Partner Nonrecourse Deductions             11
                    Section 754 Adjustment                     11
                    Imputed Interest                           11
                    Organization and Offering Expenses         11
                    Basis Increases                            12
                    Basis Reductions                           12
                    Other Fees                                 12
     3.4       Curative Allocations                            12
     3.5       Other Allocations Rules                         13
     3.6       Tax Allocations: Code Section 704(c)            15

Section 4      DISTRIBUTIONS                                   15

     4.1        Net  Cash From Operations and Net Cash  From
          Sales or Refinancings                                15
     4.2        Division  Among  Unit  Holders  and  General
          Partner                                              15
     4.3       Amounts Withheld                                15
     4.4       Interest on Excess Capital Contribution         15

Section 5      MANAGEMENT                                      16

     5.1       Authority of the General Partner                16
     5.2       Duties and Obligations of General Partner       17
     5.3       Indemnification of General Partner              18
     5.4       Compensation and Expenses of General Partner    18
     5.5       Operating Restrictions                          19

Section 6      ROLE OF LIMITED PARTNERS                        19

     6.1       Rights or Powers                                19
     6.2       Voting Rights                                   19
     6.3       Indemnification of Limited Partners             19

Section 7      BOOKS AND RECORDS                               19

     7.1       Books and Records                               19
     7.2       Annual Reports                                  20
     7.3       Tax Information                                 20

Section 8      AMENDMENTS; MEETINGS                            20

     8.1       Amendments                                      20
     8.2       Meetings of the Partners                        21

Section 9      TRANSFERS OF UNITS                              21

     9.1       Restrictions on Transfers                       21
     9.2       Permitted Transfers                             21
     9.3       Prohibited Transfers                            23
     9.4       Rights of Unadmitted Assignees                  23
     9.5       Admission of Assignees as Partners              23
     9.6       Representations; Legend                         23
     9.7        Distributions and Allocations in Respect  to
          Transferred Units                                    24

Section 10                                       GENERAL PARTNERS     25

     10.1      Additional General Partners                     25
     10.2        Covenant  Not  to  Withdraw,  Transfer,  or
          Dissolve                                             25
     10.3      Permitted Transfers                             25
     10.4      Prohibited Transfers                            25
     10.5      Termination of Status as General Partner        26

Section 11                             DISSOLUTION AND WINDING UP     26

     11.1      Liquidating Events                              26
     11.2      Winding Up                                      27
     11.3        Compliance  With  Timing  Requirements   of
          Regulations                                          27
     11.4      Deemed Distribution and Recontribution          28
     11.5      Rights of Unit Holders                          28
     11.6      Notice of Dissolution                           28
Section 12                                      POWER OF ATTORNEY     28

     12.1      General Partner as Attorney-In-Fact             28
     12.2      Nature as Special Power                         28

Section 13                                          MISCELLANEOUS     29

     13.1      Notices                                         29
     13.2      Binding Effect                                  29
     13.3      Construction                                    29
     13.4      Time                                            29
     13.5      Headings                                        29
     13.6      Severability                                    29
     13.7      Incorporation by Reference                      29
     13.8      Further Action                                  29
     13.9      Variation of Pronouns                           30
     13.10                                          Governing Law  30
     13.11                         Waiver of Action for Partition  30
     13.12                                  Counterpart Execution  30
     13.13                           Sole and Absolute Discretion  30

                AGREEMENT OF LIMITED PARTNERSHIP
                               OF
                  SOUTHWEST PARTNERS III, L.P.

     This AGREEMENT OF LIMITED PARTNERSHIP is entered into and shall be effective as of the 11 th day of March, 1997, by and between SOUTHWEST PARTNERS III, L.P., as the General Partner, Bill E. Coggin, as the Original Limited Partner, and the Persons whose names are set forth on Exhibit A attached hereto, as Limited Partners, pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act, on the following terms and conditions:

                           Section 1

                        THE PARTNERSHIP

          1.1 Organization. The Partnership was organized on March 11, 1997. The Partners hereby agree to conduct the operations of the Partnership as a limited partnership pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement.

          1.2 Partnership Name. The name of the Partnership shall be Southwest Partners III, L.P., a Delaware limited partnership, and all business of the Partnership shall be conducted in such name. The General Partner may change the name of the Partnership at any time in its sole discretion. The Partnership shall hold all of its Property in the name of the Partnership or in the name of a nominee of the Partnership and not in the name of any Partner.

          1.3 Purpose. The business of the Partnership shall be any business which may lawfully be conducted by a limited partnership organized pursuant to the Act. The purposes of the Partnership, among others, shall be to acquire or invest in oil and gas business entities, to acquire direct interests in oil and gas properties, to own, manage, distribute, or sell all or a portion of such assets or other interests, and to engage in any activity that is necessary, incident or advisable therewith, in accordance with the restrictions and provisions herein.

          1.4 Principal Place of Business. The principal place of business of the Partnership shall be at 407 N. Big Spring, Suite 300, Midland, Texas 79701. The General Partner may change the principal place of business of the Partnership in its sole discretion.

          1.5 Term. The term of the Partnership commenced on the date the Partnership was organized, as set forth in Section
1.1 hereof, and shall continue until the winding up and liquidation of the Partnership, and its business is completed following a Liquidating Event, as provided in Section 11 hereof.

          1.6   Filings.

               (a) A Certificate of Limited Partnership (the "Certificate") has been filed in the office of the Secretary of State of Delaware in accordance with the provisions of the Act. The General Partner shall take any and all other actions reasonably necessary to perfect and maintain the status of the Partnership as a limited partnership under the laws of Delaware. The General Partner shall cause amendments to the Certificate to be filed whenever required by the Act.

               (b) The General Partner shall execute and cause to be filed original or amended Certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Partnership as a limited partner ship or similar type of entity under the laws of any other states or jurisdictions in which the nature of the business of the Partnership requires it to qualify to do business.

                 (c) Upon the dissolution of the Partnership, the General Partner (or, in the event there is no remaining General Partner, any Person elected pursuant to Section 11.2 hereof) shall promptly execute and cause to be filed certificates of dissolution in accordance with the Act and the laws of any other states or jurisdictions in which the Partnership has filed certificates.

          1.7 Independent Activities. The General Partner and each Limited Partner may, notwithstanding this Agreement, engage in whatever activities they choose, whether the same are competitive with the Partnership or otherwise, without having or incurring any obligation to offer any interest in such activities to the Partnership or any Partner. Neither this Agreement nor any activity undertaken pursuant hereto shall prevent the General Partner from engaging in such activities, or require the General Partner to permit the Partnership or any Partner to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by the General Partner and the admission of each Limited Partner, each Limited Partner hereby waives, relinquishes and renounces any such right or claim of participation.

          1.8     Definitions--General.   Capitalized  words  and
phrases used in this Agreement have the following meanings:

               (a)   "Act"  means  the Delaware  Revised  Uniform
Limited Partnership Act, as amended from time to time (or any corresponding provisions of succeeding law).

               (b) "Adjusted Capital Account Deficit" means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

                      (i)  Credit  to  such Capital  Account  any
     amounts which such Unit Holder is obligated to restore (pursuant to the terms of such Unit Holder's Promissory Note or otherwise) or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

                    (ii)  Debit to such Capital Account the items
     described   in   Sections  1.704-1(b)(2)(ii)(d)(4),   1.704-
     1(b)(2)(ii)(d)(5)   and   1.704-1(b)(2)(ii)(d)(6)   of   the
     Regulations.

The  foregoing definition of Adjusted Capital Account Deficit  is
intended  to  comply  with  the  provisions  of  Section   1.704-
1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

               (c) "Adjusted Capital Contribution" means, as of any day, a Unit Holder's Capital Contribution adjusted as follows:

                       (i)   Increased  by  the  amount  of   any
     Partnership liabilities which, in connection with distributions pursuant to Sections 4.1 and 11.2(c) hereof, are assumed by such Unit Holder or are secured by any Partnership Property distributed to such Unit Holder, and

                    (ii) Reduced by the amount of cash and the Gross Asset Value of any Partnership Property distributed to such Unit Holder pursuant to Sections 4.1 and 11.2(c) hereof and the amount of any liabilities of such Unit Holder assumed by the Partnership or which are secured by any property contributed by such Unit Holder to the Partnership.

In the event any Person transfers all or any portion of his Units in accordance with the terms of this Agreement, his transferee shall succeed to the Adjusted Capital Contribution of the transferor to the extent it relates to the transferred Units.
                 (d) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling 10% or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of 10% or more of the voting interests of any Person described in clauses
(i) through (iii) of this sentence.

               (e) "Agreement" or "Partnership Agreement" means this Agreement of Limited Partnership, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

               (f) "Capital Account" means, with respect to any Partner or Unit Holder, the Capital Account maintained for such Person in accordance with the following provisions:

                       (i)     To  each Person's Capital  Account
     there shall be credited such Person's Capital Contributions, such Person's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.3, Section 3.4 or Section 3.5 hereof, and the amount of any Partnership liabilities assumed by such Person or which are secured by any Partnership Property distributed to such Person.

                      (ii)     To  each Person's Capital  Account
     there shall be debited the amount of cash and the Gross Asset Value of any Partnership Property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses and any items in the nature of expenses or losses that are specially allocated pursuant to Section 3.3, Section 3.4 or Section 3.5 hereof, and the amount of any liabilities of such Person assumed by the Partnership or which are secured by any property contributed by such Person to the Partnership.

                    (iii) In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

                      (iv)     In determining the amount  of  any
     liability for purposes of Sections 1.8(c)(i), 1.8(c)(ii), 1.8(f)(i), and 1.8(f)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

     The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Partnership or the General Partner or Unit Holders), are computed in order to comply with such Regulations, the General Partner may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Partner or Unit Holder pursuant to Section 11 hereof upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and Unit Holders and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

                (g) "Capital Contribution" means, with respect to any Partner or Unit Holder, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Partnership with respect to the interest in the Partnership or Units held by such Partner or Unit Holder. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Partnership by the maker of the note shall not be included in the Capital Account of any Person until the Partnership makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

               (h)   "Code"  means the Internal Revenue  Code  of
1986, as amended from time to time (or any corresponding provisions of succeeding law).

               (i) "Depreciation" means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross
Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.

               (j)    "Excess  Capital  Contribution"  means  the
excess cash contributed to the Partnership by any Person acquiring Units over the amount of cash required to be contributed to the Partnership in Section 2.3(c) at a given point in time. Any such excess cash contributions shall immediately cease to be Excess Capital Contributions when such excess amounts would otherwise be required to be contributed to the Partnership in accordance with Sections 2.3(c)(ii) or 2.3(c)(iii).

               (k) "General Partner" means any Person who (i) is referred to as such in the first paragraph of this Agreement or has become a General Partner pursuant to the terms of this Agreement, and (ii) has not ceased to be a General Partner pursuant to the terms of this Agreement. "General Partners" means all such Persons.

               (l) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

                      (i)    The initial Gross Asset Value of any
     asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, as determined by the contributing Partner and the Partnership;

                    (ii)   The   Gross  Asset   Values   of   all
     Partnership assets shall be adjusted to equal their respective gross fair market values, as determined by the General Partner, as of the following times: (a) the acquisition of an additional interest in the Partnership (other than pursuant to Section 2.3(c) hereof) by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Partnership to a Partner or Unit Holder of more than a de minimis amount of Partnership Property as consideration for an interest in the Partnership; and (c) the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners and Unit Holders in the Partnership;

                    (iii)      The  Gross  Asset  Value  of   any
     Partnership asset distributed to any Partner or Unit Holder shall be the gross fair market value of such asset on the date of distribution; and

                       (iv)      The   Gross  Asset   Values   of
     Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 3.3(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.8(l)(iv) to the extent the General Partner determines that an adjustment pursuant to Section 1.8(l)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.8(l)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.8(l)(i), Section 1.8(l)(ii), or
Section 1.8(l)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

               (m) "Lease" shall mean a full or partial interest in (i) oil or gas leases; (ii) oil and gas mineral rights; (iii) licenses; (iv) concessions; (v) contracts; (vi) fee rights; or
(vii) other rights authorizing the owner thereof to explore for, and produce and reduce to possession of, oil or gas. When used in this Agreement, such "Leases" may be either producing or non-producing.

               (n) "Limited Partner" means any Person (i) whose name is set forth in the first paragraph of this Agreement as the Original Limited Partner or who has been admitted as an additional or Substituted Limited Partner pursuant to the terms of this Agreement and (ii) who is the owner of Units. "Limited Partners" means all such Persons. All references in this Agreement to a majority in interest or a specified percentage of the Limited Partners shall mean Limited Partners holding more than 50% or such specified percentage, respectively, of the Units then held by Limited Partners.

               (o)   "Memorandum" means that certain confidential
Private Placement Memorandum dated March 15, 1997, relating to the Partnership.

               (p) "Net Cash From Operations" means the gross cash proceeds from Partnership operations less the portion thereof used to pay or establish reasonable reserves for all Partnership expenses, fees, commissions, debt payments, new investments, capital improvements, replacements, repairs and contingencies, and such other purposes deemed appropriate, all as determined by the General Partner. "Net Cash From Operations" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established where and to the extent the General Partner no longer regards such reserves as reasonably necessary in the efficient conduct of the Partnership business.

               (q) "Net Cash From Sales or Refinancings" means the net cash proceeds from all sales and other dispositions (other than in the ordinary course of business) and all refinancings of Partnership Property, less any portion thereof used to establish reserves, all as determined by the General Partner. "Net Cash From Sales or Refinancings" shall include all principal and interest payments with respect to any note or other obligation received by the Partnership in connection with sales and other dispositions (other than in the ordinary course of business) of Partnership Property.

                 (r) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(c) of the Regulations. The amount of Nonrecourse Deductions for a Partnership fiscal year equals the excess, if any, of the net increase, if any, in the amount of Partnership Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Partnership Minimum Gain, determined according to the provisions of Section 1.704-2(c) of the Regulations.

               (s)   "Nonrecourse Liability" has the meaning  set
forth in Section 1.704-2(b)(3) of the Regulations.
                 (t) "Organization and Offering Expenses" means all costs of organizing the Partnership and selling the offering of Partnership Units, including, but not limited to, Syndication Expenses, total underwriting and brokerage discounts and commissions (including fees of the underwriters' attorneys), wholesaling fees, due diligence reimbursements paid to the soliciting dealers, expenses for printing, engraving, mailing, salaries of employees while engaging in sales activities, charges of transfer agents, registrars, trustees, escrow holders, depositaries, engineers and other experts, expenses of qualification of the sale of securities under federal and state law, including taxes, accountants and attorneys' fees, and fees and other front-end fees.

               (u) "Original Limited Partner" means any Person who is referred to as such in the first paragraph of this Agreement.

               (v) "Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i) of the Regulations.

               (w) "Partner Nonrecourse Debt" has the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

               (x) "Partner Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(i)(2) of the Regulations. The amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership fiscal year equals the excess, if any, of the net increase, if any, in the amount of Partner Minimum Gain attributable to such Partner Nonrecourse Debt during that fiscal year over the aggregate amount of any distributions during that fiscal year to the Partner or Unit Holder that bears the economic risk of loss for such Partner Nonrecourse Debt to the extent such distributions are from the proceeds of such Partner Nonrecourse Debt and are allocable to an increase in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(2) of the Regulations.

               (y) "Partners" means all General Partners and all Limited Partners. "Partner" means any one of the Partners. All references in this Agreement to a majority in interest or a specified percentage of the Partners shall mean Partners (both General and Limited) holding more than 50% in interest of the Partnership or such specified percentage interest in the Partnership, respectively, then held by Partners. Solely for purposes of making the foregoing determination, the General Partner's interest in the Partnership shall be no less than 15% of the total interests in the Partnership.

               (z) "Partnership" means the partnership organized pursuant to this Agreement and the partnership continuing the business of this Partnership in the event of dissolution as herein provided.

               (aa) "Partnership Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(d).

               (ab)  "Partnership Property" means  all  real  and
personal   property   acquired  by  the   Partnership   and   any
improvements  thereto,  and  shall  include  both  tangible   and
intangible property.

               (ac) "Person" means any individual, partnership, corporation, trust, or other entity.

               (ad) "Pledge Agreement" means the pledge agreement entered into by the Partnership and each Person who acquires Units in order to induce the Partnership to accept the Person's Promissory Note. A copy of the form of the Pledge Agreement is attached to the Memorandum as Exhibit 5.

                 (ae) "Priority Return" means a sum equivalent to 10% per annum, cumulative but not compounded (prorated for any partial year) of the aggregate Adjusted Capital Contribution of all the Unit Holders, from time to time during the period to which the Priority Return relates, commencing on the first day any Limited Partner is admitted to the Partnership pursuant to
Section 2.3(c) hereof.

               (af) "Profits" and "Losses" means, for each fiscal year or other period, an amount equal to the Partnership's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

                       (i)     Any income of the Partnership that
     is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this
     Section 1.8(af) shall be added to such taxable income or loss;

                      (ii)    Any expenditures of the Partnership
     described  in Code Section 705(a)(2)(B) or treated  as  Code
     Section  705(a)(2)(B) expenditures pursuant  to  Regulations
     Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this
     Section 1.8(af), shall be subtracted from such taxable income or loss;

                    (iii) In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to Section 1.8(l)(ii) or Section 1.8(l)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

                      (iv)     Gain  or loss resulting  from  any
     disposition of Partnership Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

                        (v)      In  lieu  of  the  depreciation,
     amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with Section 1.8(i) hereof; and

                     (vi)    Notwithstanding any other provisions
     of this Section 1.8(af), any items which are specially allocated pursuant to Section 3.3 or Section 3.4 hereof shall not be taken into account in computing Profits or Losses.

               (ag) "Promissory Note" means the promissory note payable to the Partnership issued by each Person who acquires
Units pursuant to Section 2.3(c) hereof.

               (ah) "Property" means all property, real and personal, which will be acquired and operated by the Partnership as set forth in the Memorandum.

               (ai) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

               (aj)  "Substituted  Limited  Partner"  means   any
Person admitted to the Partnership as a Limited Partner pursuant to Section 9 hereof.

                  (ak) "Syndication Expenses" means all expenditures classified as syndication expenses pursuant to
Section 1.709-2(b) of the Regulations. Syndication Expenses shall be taken into account under this Agreement at the time they would be taken into account under the Partnership's method of accounting if they were deductible expenses.

               (al) "Transfer" means any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition or voluntary or involuntary agreement to transfer, sell, pledge, hypothecate, or otherwise dispose of.

               (am)  "Unit"  means an interest in the Partnership
representing   Capital   Contributions   of   $100,000   to   the
Partnership.

               (an)  "Unit  Holders" means all Persons  who  hold
Units, regardless of whether they are Partners. "Unit Holder" means any one of the Unit Holders.

                           Section 2

                PARTNERS: CAPITAL CONTRIBUTIONS

          2.1 General Partner. The name and address of the General Partner is as follows:

                         Southwest Royalties, Inc.
                         407 N. Big Spring, Suite 300
                         Midland, Texas 79701

          2.2   Limited Partners.

               (a) The Original Limited Partner is Bill E. Coggin, Vice President and Chief Financial Officer of the General Partner, who serves as Original Limited Partner until such time as additional Limited Partners are admitted to the Partnership, at which point, the Original Limited Partner shall be deemed to have withdrawn from the Partnership and his Capital Contribution shall be returned to him. The General Partner and the Limited Partners hereby consent to such withdrawal and waive and release the Original Limited Partner from any right, claim, or action they or any of them may have against him for such withdrawal.

               (b) The name, address, and number of Units of each Limited Partner (other than the Original Limited Partner) shall be set forth in Exhibit A attached hereto, which Exhibit A may be amended by the General Partner from time to time.

          2.3   Capital Contributions.

               (a) The General Partner has made or shall make Capital Contributions with respect to its interest in the Partnership in an amount equal to 10% of the total Limited Partner Capital Contributions under this Section 2.3. The Capital Contribution of the General Partner may be paid into the Partnership as Limited Partner Capital Contributions are invested by the Partnership, in amounts proportionate to such invested amounts.

The  General  Partner shall not be required  to  make  any  other
Capital Contributions to the Partnership.

                 (b) The Original Limited Partner has made a Capital Contribution of $10 with respect to his fractional Unit described in Section 2.2(a) hereof. The Original Limited Partner shall not be required to make any other Capital Contributions to the Partnership.

               (c) Each Person who acquires any of the Units offered pursuant to the Memorandum shall be admitted as a Limited Partner upon the acceptance of his subscription by the General Partner. Each such Person shall make Capital Contributions with respect to each Unit he acquires as follows:

                      (i) $25,000 concurrently with such Person's admission to the Partnership; and

                    (ii) The remainder upon demand of the General
     Partner within 30 days after receipt of written notice or

                         (1)  $25,000 on March 31, 1998; and

                         (2)  $50,000 on October 31, 1998.

Each such Person's obligation to make such Capital Contributions (other than the Capital Contribution set forth in Section 2.3(c)(i) above) shall be evidenced by a Promissory Note in the form attached hereto as Exhibit B, which shall be delivered to the Partnership concurrently with such Person's admission to the Partnership.

               (d)    Except  as  otherwise  provided   in   this
Agreement, no Partner shall demand or receive a return of his Capital Contributions or withdraw from the Partnership.

               (e) No Partner shall receive any interest, salary or drawing with respect to his Capital Contributions or his Capital Account or for services rendered on behalf of the Partnership or otherwise in his capacity as a Partner, except as otherwise provided in this Agreement.

               (f) No Limited Partner shall be liable for the debts, liabilities, contracts or any other obligations of the Partnership. Except as otherwise provided by applicable state law, a Limited Partner shall be liable only to make his Capital Contributions and shall not be required to lend any funds to the Partnership or, after his Capital Contributions have been paid, to make any additional capital contributions to the Partnership. The General Partner shall have no personal liability for the repayment of any Capital Contributions of any Limited Partner.

          2.4 Default on Capital Contributions. If any Unit Holder shall fail to make any payment of any required Capital Contribution to the Partnership with respect to any Unit when due as provided in his Note, the General Partner may at any time following such failure declare such Unit Holder in default and provide such Unit Holder with written notice thereof. Upon continuation of such default for more than 30 days after written notice of such default is given by the General Partner to the defaulting Unit Holder, at the election of the General Partner on behalf of the Partnership, (i) all amounts due under the defaulting Unit Holder's Note shall immediately become due and payable, (ii) the defaulting Unit Holder shall forfeit all Units subscribed for (including partial Units) and the Partnership may exercise all such other rights and remedies it may have as provided in the Pledge Agreement executed by the Unit Holder. The forfeited Units, if any, and any Capital Account balance and interest in Profits and Losses attributable thereto (including any partial Units) shall automatically be transferred to all non-defaulting Partners in proportion to such non-defaulting Partners' positive Capital Account balances at the beginning of the fiscal year in which such default occurs. Upon such transfer, the defaulting Unit Holders' obligation to make further capital contributions shall automatically be canceled.

                           Section 3
                          ALLOCATIONS

          3.1    Profits.   After giving effect  to  the  special
allocations set forth in Sections 3.3, 3.4 and 3.5(b) hereof, Profits for any fiscal year shall be allocated in the following order and priority:

               (a) First, 85% to the Unit Holders and 15% to the General Partner until the cumulative Profits allocated pursuant to this Section 3.1(a) are equal to the cumulative Losses allocated pursuant to Section 3.2(a) hereof for all prior periods;

               (b) Second, 85% to the Unit Holders and 15% to the General Partner until the cumulative Profits allocated to the Unit Holders pursuant to this Section 3.1(b) hereof are equal to the cumulative Priority Return from the inception of the Partnership to the end of such fiscal year; and

               (c) The balance, if any, 75% to the Unit Holders and 25% to the General Partner.

          3.2    Losses.   After  giving effect  to  the  special
allocations set forth in Sections 3.3 and 3.4 hereof, Losses for any fiscal year shall be allocated in the following order and priority:

               (a) Except as provided in Sections 3.2(b) and 3.2(c) hereof, Losses shall be allocated 85% to the Unit Holders and 15% to the General Partner.

               (b) Except as provided in Section 3.2(c) hereof, to the extent Profits have been allocated pursuant to Section 3.1(b) or Section 3.1(c) hereof for any prior year, Losses shall be allocated first to offset any Profits allocated pursuant to
Section 3.1(c) hereof, and then to offset any Profits allocated pursuant to Section 3.1(b) hereof, (in each case, pro rata among the Unit Holders and/or the General Partner in proportion to their shares of the Profits being offset). To the extent any allocations of Profits are offset pursuant to this Section 3.2(b), such allocations shall be disregarded for purposes of computing subsequent allocations pursuant to this Section 3.

               (c) The Losses allocated pursuant to Sections 3.2(a) and 3.2(b) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Unit Holder who is not a General Partner to have an Adjusted Capital Account Deficit at the end of any fiscal year. In the event some but not all of the Unit Holders who are not General Partners would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.2(a) and Section 3.2(b) the limitation set forth in this Section 3.2(a) and
Section 3.2(b) shall be applied on a Unit Holder by Unit Holder basis so as to allocate the maximum permissible Loss to each Unit Holder who is not a General Partner under Section 1.704-1(b)(2)(ii)(d) of the Regulations. All Losses in excess of the limitation set forth in this Section 3.2(c) shall be allocated to the General Partner.

          3.3     Special  Allocations.   The  following  special
allocations shall be made in the following order:

                (a) Minimum Gain Chargeback.  Notwithstanding any
other provision of this Section 3, if there is a net decrease in Partnership Minimum Gain during any Partnership fiscal year, the General Partner and each Unit Holder shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Person's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulations Section 1.704-2(g)(i). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the General Partner and each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Regulations. This
Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

               (b) Partner Minimum Gain Chargeback. Notwithstanding any other provision of this Section 3 except
Section 3.3(a), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any
Partnership fiscal year, each Person who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Person's share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the General Partner and each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) of the Regulations. This
Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

               (c) Qualified Income Offset. In the event any Unit Holder who is not a General Partner unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-
1(b)(2)(ii)(d)(5),   or   1.704-1(b)(2)(ii)(d)(6),    items    of
Partnership income and gain shall be specially allocated to each such Unit Holder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Unit Holder as quickly as possible, provided that an allocation pursuant to this Section 3.3(c) shall be made if and only to the extent that such Unit Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 3 have been tentatively made as if this Section 3.3(c) were not in the Agreement.

               (d) Gross Income Allocation. In the event any Unit Holder who is not a General Partner has a deficit Capital Account at the end of any Partnership fiscal year that is in excess of the sum of (i) the amount such Unit Holder is obligated to restore (pursuant to the terms of such Unit Holder's Promissory Note or otherwise), and (ii) the amount such Unit Holder is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g) and 1.704-2(i)(5), each such Unit Holder shall be specially allocated items of Partnership income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3.2(d) shall be made if and only to the extent that such Unit Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this
Section 3 have been tentatively made as if Section 3.2(c) hereof and this Section 3.2(d) were not in the Agreement.

               (e)     Nonrecourse    Deductions.     Nonrecourse
Deductions for any fiscal year or other period shall be specially allocated 15% to the General Partner and 85% to the Unit Holders in proportion to their Units.

                 (f) Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Partner or Unit Holder who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

                 (g) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Partners and Unit Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

               (h)    Imputed  Interest.   To  the   extent   the
Partnership has taxable interest income with respect to any Promissory Note pursuant to Section 483 or Sections 1271 through
1288 of the Code:

                      (i) such interest income shall be specially allocated to the Unit Holder to whom such Promissory Note relates; and

                    (ii) the amount of such interest income shall be excluded from the Capital Contributions credited to such Unit Holder's Capital Account in connection with payments of principal with respect to such Promissory Note.

               (i) Organization and Offering Expenses. Organization and Offering Expenses, which include Syndication Expenses, shall be allocated to the Unit Holders in proportion to the Units held by each Unit Holder; provided, however, that all such Organization and Offering Expenses (exclusive of broker commissions and due diligence reimbursements) in excess of 1.5% of the Aggregate Capital Contributions (which includes amounts that Unit Holders are obligated to contribute pursuant to the Promissory Notes) shall be allocated to the General Partner.

               (j) Basis Increases. In the event the adjusted tax basis of any Code Section 38 property that has been placed in service by the Partnership is increased pursuant to Code Section 48(q), such increase shall be specially allocated among the General Partner and the Unit Holders (as an item in the nature of income or gain) in the same proportions as the investment tax credit that is recaptured with respect to such property is shared among the General Partner and Unit Holders.
                 (k) Basis Reductions. Any reduction in the adjusted tax basis (or cost) of Partnership Code Section 38 property pursuant to Code Section 48(q) shall be specially allocated among the General Partner and the Unit Holders (as an item in the nature of expenses or losses) in the same proportions as the basis (or cost) of such property is allocated pursuant to Regulations Section 1.46-3(f)(2)(i).

               (l) Other Fees. Any fees or other compensation for services rendered received by the General Partner from companies or businesses in which the Partnership may invest or otherwise as contemplated in Section 5.5(c), shall be for all purposes the fees or other compensation of the General Partner and the Partnership shall have no interest therein. To the extent the Partnership has imputed or other taxable income with respect to such fees or other compensation paid to the General Partner, such fees or other compensation shall be specially allocated to the General Partner.

               (m) Notwithstanding the allocations contained in Sections 3.1 and 3.2, any interest income earned on Excess Capital Contributions will be specially allocated to the Unit Holder who made such Excess Capital Contribution in proportion to its share of total Excess Capital Contributions.

          3.4   Curative Allocations.

               (a) The "Regulatory Allocations" consist of the "Basic Regulatory Allocations," as defined in Section 3.4(b) hereof, the "Nonrecourse Regulatory Allocations," as defined in
Section 3.4(c) hereof, and the "Partner Nonrecourse Regulatory Allocations," as defined in Section 3.4(d) hereof.

               (b)  The "Basic Regulatory Allocations" consist of
(i) allocations pursuant to the last sentence of Section 3.2(c) hereof, and (ii) allocations pursuant to Sections 3.3(c), 3.3(d), and 3.3(g) hereof. Notwithstanding any other provision of this Agreement, other than the Regulatory Allocations, the Basic Regulatory Allocations shall be taken into account in allocating items of income, gain, loss and deduction among the General Partner and Unit Holders so that, to the extent possible, the net amount of such allocations of other items and the Basic Regulatory Allocations to the General Partner and each Unit
Holder shall be equal to the net amount that would have been allocated to each such General Partner and Unit Holder if the Basic Regulatory Allocations had not occurred. For purposes of applying the foregoing sentence, allocations pursuant to this
Section 3.4(b) shall only be made with respect to allocations pursuant to Section 3.3(g) hereof to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the parties to this Agreement.

               (c) The "Nonrecourse Regulatory Allocations" consist of all allocations pursuant to Sections 3.3(a) and 3.3(e) hereof. Notwithstanding any other provision of this Agreement, other than the Regulatory Allocations, the Nonrecourse Regulatory Allocations shall be taken into account in allocating items of income, gain, loss, and deduction among the General Partner and Unit Holders so that, to the extent possible, the net amount of such allocations of other items and the Nonrecourse Regulatory Allocations to the General Partner and each Unit Holder shall be equal to the net amount that would have been allocated to each such General Partner and Unit Holder if the Nonrecourse
Regulatory Allocations had not occurred. For purposes of applying the foregoing sentence (i) no allocations pursuant to this Section 3.4(c) shall be made prior to the Partnership fiscal year during which there is a net decrease in Partnership Minimum Gain, and then only to the extent necessary to avoid any potential economic distortions caused by such net decrease in Partnership Minimum Gain, and (ii) allocations pursuant to this
Section 3.4(c) shall be deferred with respect to allocations pursuant to Section 3.3(e) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent allocations pursuant to Section 3.2(a) hereof.

               (d) The "Partner Nonrecourse Regulatory Allocations" consist of all allocations pursuant to Sections 3.3(b) and 3.3(f) hereof. Notwithstanding any other provision of this Agreement, other than the Regulatory Allocations, the Partner Nonrecourse Regulatory Allocations shall be taken into account in allocating items of income, gain, loss, and deduction among the General Partner and Unit Holders so that, to the extent possible, the net amount of such allocations of other items and the Partner Nonrecourse Regulatory Allocations to the General Partner and each Unit Holder shall be equal to the net amount that would have been allocated to each such General Partner and Unit Holder if the Partner Nonrecourse Regulatory Allocations had not occurred. For purposes of applying the foregoing sentence
(i) no allocations pursuant to this Section 3.4(d) shall be made with respect to allocations pursuant to Section 3.3(f) relating to a particular Partner Nonrecourse Debt prior to the Partnership fiscal year during which there is a net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, and then only to the extent necessary to avoid any potential economic distortions caused by such net decrease in Partner Minimum Gain, and (ii) allocations pursuant to this Section 3.4(d) shall be deferred with respect to allocations pursuant to Section 3.3(f) hereof relating to a particular Partner Nonrecourse Debt to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent allocations pursuant to Section 3.3(b) hereof.

                 (e) The General Partner shall have reasonable discretion, with respect to each Partnership fiscal year, to (i) apply the provisions of Sections 3.4(b), 3.4(c), and 3.4(d) hereof in whatever order is likely to minimize the economic distortions that might otherwise result from the Regulatory Allocations, and (ii) divide all allocations pursuant to Sections 3.4(b), 3.4(c), and 3.4(d) hereof among the General Partner and Interest Holders in a manner that is likely to minimize such economic distortions.

               (f) Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of a partnership interest by the Partnership to a Partner (the "Issuance Items") shall be allocated among the Partners so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this agreement to each Partner, shall be equal to the net amount that would have been allocated to each such Partner if the Issuance Items had not been realized.

          3.5   Other Allocations Rules.

               (a)   The basis (or cost) of any Partnership  Code
Section 38 property shall be allocated among the General Partner and the Unit Holders in accordance with Regulations Section 1.46-3(f)(2)(i). All tax credits (other than the investment tax credit) shall be allocated among the Partners and Unit Holders in accordance with applicable law.

               (b) In the event Partnership Code Section 38 property is disposed of during any taxable year, Profits for such taxable year (and, to the extent such Profits are insufficient, Profits for subsequent taxable years) in an amount equal to the excess, if any, of (i) the reduction in the adjusted tax basis (or cost) of such property pursuant to Code Section 50(c), over
(ii) any increase in the adjusted tax basis of such property pursuant to Code Section 50(c) caused by the disposition of such property, shall be excluded from the Profits allocated pursuant to Section 3.1 hereof and shall instead be allocated among the General Partner and the Unit Holders in proportion to their respective shares of such excess, determined pursuant to Sections 3.3(j) and 3.3(k) hereof. In the event more than one item of such property is disposed of by the Partnership, the foregoing sentence shall apply to such items in the order in which they are disposed of by the Partnership, so that Profits equal to the entire amount of such excess with respect to the first such property disposed of shall be allocated prior to any allocations with respect to the second such property disposed of, and so forth.

               (c) Generally, all Profits and Losses allocated to the Unit Holders shall be allocated among them in proportion to the Units held by each. In the event more than one Person is a General Partner, Profits or Losses allocated to the General Partners shall be divided among them as they may agree. In the event additional Limited Partners are admitted to the Partnership pursuant to Section 2 hereof on different dates, the Profits (or Losses) allocated to the Unit Holders for each such fiscal year during which Limited Partners are so admitted shall be allocated among the Unit Holders in proportion to the number of Units each holds from time to time during such fiscal year in accordance with Code Section 706, using any convention permitted by law and selected by the General Partner.

               (d) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the General Partner using any permissible method under Code Section 706 and the Regulations thereunder.

               (e)   Profits  or Losses allocable to  the  period
commencing  with  the admission of any Limited Partners  and  all subsequent  periods shall be allocated pursuant to  Sections  3.1 and 3.2 hereof.

               (f) Except as otherwise provided in this Agreement, all items of Partnership income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the General Partner and the Unit Holders in the same proportions as they share Profits or Losses, as the case may be, for the year.

               (g) The General Partner and Unit Holders are aware of the income tax consequences of the allocations made by this Section 3 and hereby agree to be bound by the provisions of this Section 3 in reporting their shares of Partnership income and loss for income tax purposes.

               (h) Solely for purposes of determining a General Partner's or Unit Holder's proportionate share of the "excess nonrecourse liabilities" of the Partnership within the meaning of Regulations Section 1.752-3(a)(3), the General Partner's and Unit Holders' interests in Partnership profits are as follows: General Partner, 15% and Unit Holders, 85% (in proportion to their Units).

               (i) To the extent permitted by Sections 1.704-2(h) and 1.704-2(i)(6) of the Regulations, the General Partner shall endeavor to treat distributions of Net Cash From Operations or Net Cash From Sales or Refinancing as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Unit Holder.

               (j) Cost and percentage depletion deductions and the gain or loss on the sale or other disposition of property the production from which is subject to depletion (herein sometimes called "depletable property") shall be computed separately by the General Partner and the Unit Holders rather than the Partnership. For purposes of making such computations, the Partnership's adjusted basis in each depletable property shall be allocated under Section 613A(c)(7)(D) of the Code, 85% to the Unit Holders and 15% to the General Partner. The amount of gain or loss recognized on the sale or other disposition of each such property shall be determined by subtracting the Partnership's simulated adjusted basis in such property from any gain recognized upon such disposition. The portion of the amount realized on the disposition of such property that represents the recovery of the Partnership's simulated depletion in the property shall be allocated 85% to the Unit Holders and 15% to the General Partner. Thereafter, any remaining gain shall be allocated in the same percentage as the Partners share in Profits pursuant to Section
3.1 of this Agreement. Any loss recognized on sale or other disposition of each such property shall be allocated in accordance with the terms of Section 3.2 of this Agreement.

               (k) Notwithstanding any other provision of this Agreement, if any allocation is required by the Code or the Regulations to be allocated in a manner contrary to the terms of this Agreement, the allocations under this Agreement will be automatically reformed to comply with such requirements and the Capital Accounts of the Partners will be adjusted accordingly.

          3.6 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the General Partner and the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.8(l)(i) hereof). In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to Section 1.8(l)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

                           Section 4

                         DISTRIBUTIONS

          4.1 Net Cash From Operations and Net Cash From Sales or Refinancings. Except as otherwise provided in Section 11 hereof, Net Cash From Operations and Net Cash From Sales or Refinancings shall be distributed, at such times as the General Partner may determine in its sole discretion, in the following order and priority:

               (a)  First, 85% to the Unit Holders and 15% to the
General   Partner  until  the  Unit  Holders'  Adjusted   Capital
Contributions are reduced to zero;

               (b) Second, 85% to the Unit Holders and 15% to the General Partner, until distributions to the Unit Holders pursuant to this Section 4.1(b) are equal to the excess of (i)
the cumulative Priority Return from the inception of the Partnership to the end of the calendar quarter preceding the quarter during which the distribution is made, over (ii) the sum of all prior distributions to the Unit Holders under Section 4.1(c) and this Section 4.1(b); and

               (c) The balance, if any, 75% to the Unit Holders and 25% to the General Partner.

          4.2 Division Among Unit Holders and General Partner. All distributions to the Unit Holders pursuant to this Section 4 shall be divided among them in proportion to the Units held by each. In the event there is more than one General Partner, all amounts distributed to the General Partner pursuant to this
Section 4 shall be divided among them as they may agree.

          4.3 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Partnership or the Unit Holders shall be treated as amounts distributed to the Unit Holders pursuant to this Section 4 for all purposes under this Agreement. The General Partner may allocate any such amounts among the Unit Holders in any manner that is in accordance with applicable law.

          4.4 Interest on Excess Capital Contribution. Notwithstanding the provisions of Section 4.1, interest income earned on Excess Capital Contributions and received by the
Partnership during the fiscal year shall be distributed to the Unit Holder who made such Excess Capital Contribution in proportion to its share of total Excess Capital Contributions.

                           Section 5

                           MANAGEMENT

          5.1 Authority of the General Partner. Except to the extent otherwise provided herein, the General Partner shall have the sole and exclusive right to manage the business of the Partnership and shall have all of the rights and powers which may be possessed by general partners under the Act including, but not limited to, the right and power to:

               (a) acquire by purchase, lease, or otherwise any real or personal property from related or unrelated parties which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership;

                 (b) contract with other entities, including Affiliates of the General Partner, to conduct the equipping, production, and operation of the Partnership's properties, and to acquire equipment necessary therefor, if such affiliates are engaged, independent of the Partnership, as an ordinary and ongoing business, in providing such services, equipment, and supplies to a substantial extent to other persons in the industry, in addition to their partnerships in which the General Partner has an interest, and the services, supplies, or equipment are provided by the General Partner or its Affiliates to the Partnership at prices competitive with those charged by others in the area which would be available to the Partnership, or if such is not the case, to provide such services, supplies or equipment at the lesser of cost or the competitive market rate;

               (c) operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership;

               (d) execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Partnership Property, or in connection with managing the affairs of the Partnership, including executing amendments to the Agreement and the Certificate in accordance with the terms of the Agreement, pursuant to any power of attorney granted by the Limited Partners to the General Partner;

               (e)    borrow   money  and  issue   evidences   of
indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership, and secure the same by mortgage, pledge, or other lien on any Partnership Property; provided, however, that the total amount of indebtedness of the Partnership at any given point in time shall not exceed 400% of the aggregate Capital Contributions to the Partnership;

               (f) execute, in furtherance of any or all of the purposes of the Partnership, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Partnership Property;

               (g) prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Partnership Property and in connection therewith execute any extensions of renewals of encumbrances on any or all of the Partnership Property;

               (h) care for and distribute funds to the Unit Holders by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Partnership or this Agreement;

               (i) contract on behalf of the Partnership for the employment and services of employees and/or independent contrac tors, such as lawyers and accountants and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Partnership;

               (j) engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Partnership Property and General Partner liability) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Partnership, as may be lawfully carried on or performed by a partnership under the laws of each state in which the Partnership is then formed or qualified;

                 (k) make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of Partnership Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Partnership and Partnership distributions; (ii) to expense intangible drilling costs to the extent permitted by applicable law, (iii) to extend the statute of limitations for assessment of tax deficiencies against Partners and Unit Holders with respect to adjustments to the Partnership's federal, state, or local tax returns; and (iv) to represent the Partnership, Partners, and Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership, Partners, and Unit Holders in their capacity as Partners and Unit Holders, and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Partners and Unit Holders with respect to such tax matters or otherwise affect the rights of the Partnership, Partners, and Unit Holders. The General Partner is specifically authorized to act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law;

               (l) take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Partnership; and

               (m) institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Partnership or the Partners in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith.

In the event more than one Person is a General Partner, the rights and powers of the General Partner hereunder shall be exercised by them in such manner as they may agree. In the absence of an agreement among the General Partners, no General Partner shall exercise any of such rights and powers without the unanimous consent of all General Partners.

Any Partner who acts beyond the scope of the authority granted by this Agreement shall, in addition to any other remedy available to the Partnership or the other Partners, be liable in damages to the Partnership and each other Partner for any loss or damages that they may incur or suffer as a consequence of such act.

          5.2   Duties and Obligations of General Partner.

               (a) The General Partner shall take all actions which may be necessary or appropriate (i) for the continuation of the Partnership's valid existence as a limited partnership under the laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Partnership to conduct the business in which it is engaged) and (ii) for the accomplishment of the Partnership's purposes, including, but not limited to, the acquisition, development, maintenance, preservation, and operation of Partnership Property in accordance with the provisions of this Agreement and applicable laws and regulations.

               (b) The General Partner shall devote to the Partnership such time as may be necessary for the proper performance of all duties hereunder; provided, however, that the General Partner shall not be required to devote full time to the performance of such duties and may at any time and from time to time engage in and possess any interest in any other business ventures of any type or description, independently or with others, including, without limitation, ventures engaged in the ownership, development, operation and management of oil and gas properties, and the practice of any trade or profession, and neither the Partnership nor any Partner shall by virtue of this Agreement have any right, title or interest in or to such independent ventures.

                  (c) The General Partner shall be under a fiduciary duty to conduct the affairs of the Partnership in the best interests of the Partnership and of the Limited Partners, including the safekeeping and use of all of the Partnership Property and the use thereof for the exclusive benefit of the
Partnership. The General Partner shall not be liable to the Partnership or to any Limited Partner for acts or omissions made in good faith unless such act or omission constitutes willful misconduct, fraud or gross negligence.

               (d) The General Partner shall use its reasonable efforts to take such actions which may be necessary or appropriate to prevent the Partnership from being treated as a publicly traded partnership within the meaning of Code Section 7704.

          5.3   Indemnification of General Partner.

               (a) The Partnership, its receiver or its trustee shall indemnify, save harmless, and pay all judgments and claims against any General Partner relating to any liability or damage incurred by reason of any act performed or omitted to be performed by such General Partner in connection with the business of the Partnership, including attorneys' fees incurred by such General Partner in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, including all such liabilities under federal and state securities laws (including the Securities Act of 1933, as amended) as permitted by law.

               (b) In the event of any action by a Unit Holder against any General Partner, including a Partnership derivative suit, the Partnership shall indemnify, save harmless, and pay all expenses of such General Partner, including attorneys' fees, incurred in the defense of such action, if such General Partner is successful in such action.

               (c) The Partnership shall indemnify, save harmless, and pay all expenses, costs, or liabilities of any General Partner who for the benefit of the Partnership makes any deposit, acquires any option, or makes any other similar payment or assumes any obligation in connection with any property proposed to be acquired by the Partnership and who suffers any financial loss as the result of such action.

               (d) Notwithstanding the provisions of Sections 5.3(a), 5.3(b), and 5.3(c) above, the General Partner shall not be indemnified from any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses or disbursements resulting from the General Partner's willful misconduct, fraud, gross negligence or other breach of fiduciary duty to the Partnership or any Partner.

          5.4   Compensation and Expenses of General Partner.

               (a) The General Partner may charge the Partnership for any direct expenses reasonably incurred in connection  with  the  Partnership business (including,  but  not limited to, operating and administrative expenses of the Partnership, which may include legal, accounting, consulting and all customary expenses incurred by the General Partner in the administration of the Partnership). The Partnership shall reimburse the General Partner for any Organization and Offering Expenses incurred by the General Partner up to an amount equal to 1.5% of the total Capital Contributions to the Partnership (i.e., including cash contributed by the General Partner and all Unit Holders plus the face amount of any Promissory Notes executed by the Unit Holders).

                 (b) The Partnership shall pay to the General Partner an annual fee for managing the affairs of the Partnership equal to 2% of total Capital Contributions (i.e., including cash contributed by the General Partner and the Unit Holders and the face amount of any Promissory Notes executed by the Unit Holders); provided, however, that the fee described in this
Section 5.4(b) shall not begin to accrue until such time as the Partnership has invested at least 50% of total Capital Contributions. The fee described in this Section 5.4(b) shall be payable on a monthly basis. Notwithstanding the foregoing, the General Partner shall be entitled to the distributions and allocations provided for elsewhere in this Agreement.

               (c) The parties hereto acknowledge and agree that the General Partner may receive certain fees and compensation from companies and businesses the Partnership is contemplating investing in, and other companies, businesses and entities, including without limitation, transaction fees received in connection with investment banking services, and other fees, commissions and compensation, and the Partnership and the Unit Holders shall have no interest in nor any liability or responsibility for any of such fees or compensation.

          5.5   Operating Restrictions.

               (a) No loans or guarantees of loans shall be made by the Partnership to any General Partner or any Affiliate of a General Partner.

               (b)    No   rebates,  kickbacks,   or   reciprocal
arrangements  may  be  received or entered into  by  any  General
Partner, nor may any General Partner participate in any business arrangement which would circumvent this Agreement.

               (c) The funds of the Partnership may, in the discretion of the General Partner, be deposited in a common trust account with other affiliated limited partnerships. Payments for expenses may be made from such trust account, and such payments may include the Partnership's allocable share of such expenses. Notwithstanding the foregoing, the funds of the Partnership shall not be commingled with the funds of any other Person.

               (d) The signature of the General Partner shall be necessary to convey title to any real property owned by the Partnership or to execute any promissory notes, trust deeds, mortgages, or other instruments of hypothecation, and all of the Partners agree that a copy of this Agreement may be shown to the appropriate parties in order to confirm the same. All of the Partners do hereby appoint the General Partner as their attorney-in-fact for the execution of any or all of the documents described herein.

                           Section 6

                    ROLE OF LIMITED PARTNERS

          6.1 Rights or Powers. Except as otherwise set forth in Section 6.2 hereof, no Limited Partner shall have any right or power to take part in the management or control of the Partnership or its business and affairs or to act for or bind the Partnership in any way.

          6.2 Voting Rights. The Limited Partners shall have the right to vote on the matters explicitly set forth in this Agreement.

          6.3 Indemnification of Limited Partners. The Partnership shall indemnify, to the extent of Partnership assets, the Limited Partners against any claims of liability asserted against the Limited Partners solely because they are a Limited Partner of the Partnership.

                           Section 7

                       BOOKS AND RECORDS

          7.1 Books and Records. The Partnership shall keep adequate books and records at its principal place of business, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Partnership. The Partnership shall maintain its books and records using the accounting method selected by the General Partner. Any Partner or his designated representative shall have the right, at any reasonable time, to have access to and inspect and copy the contents of such books or records. Quarterly financial information shall be provided to each Partner within 60 days of the end of each fiscal quarter of the Partnership.

          7.2 Annual Reports. Within 120 days after the end of each Partnership fiscal year, each Partner shall be furnished with an annual report containing a balance sheet as of the end of such fiscal year and statements of income, Partners' equity, and changes in financial position and a cash flow statement for the year then ended. Information concerning companies in which the Partnership has invested or with which it has entered into a joint venture or other business relationship will be distributed on the basis of availability.

          7.3 Tax Information. Necessary tax information shall be delivered to each Partner after the end of each fiscal year of the Partnership. Every effort shall be made to furnish such information within 75 days after the end of each fiscal year.

                           Section 8

                      AMENDMENTS; MEETINGS

          8.1   Amendments.

               (a)   Amendments to this Agreement may be proposed
by any General Partner or by any Limited Partners holding in the aggregate 20% or more of the Units. Following such proposal, the General Partner shall submit to the Limited Partners a verbatim statement of any proposed amendment, providing that counsel for the Partnership shall have approved of the same in writing as to form, and the General Partner shall include in any such submission a recommendation as to the proposed amendment. The General Partner shall seek the written vote of the Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the General Partner may require a response within a reasonable specified time, but not less than 15 days, and failure to respond in such time period shall constitute a vote which is consistent with the General Partner's recommendation with respect to the proposal. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of the General Partner and a majority in interest of the Partners.

               (b)  Notwithstanding Section 8.1(a) hereof,

                      (i)  this  Agreement shall not  be  amended
     without the consent of each Person adversely affected if such amendment would (A) convert a Limited Partner's interest in the Partnership into a General Partner's interest, (B) modify the limited liability of a Limited Partner, or (C) alter the interest of a Partner in Profits, Losses, other items, or any Partnership distributions; and

                     (ii)    this Agreement may be amended by the
     General  Partner, without the consent of any of the  Limited
     Partners: (A) to add to the representations, duties, or obligations of the General Partner or surrender any right or power granted to the General Partner herein, for the benefit of the Limited Partners; (B) to cure any ambiguity, to correct or supplement any provision hereof which may be inconsistent with any other provisions hereof, or to make any other provision with respect to matters or questions arising under this Agreement not inconsistent with the intent of this Agreement; and (C) to change any provision of this Agreement required to be so changed by the staff of the Securities and Exchange Commission or other federal agency or by a state "Blue Sky" commissioner or similar official, which change is deemed by such commissioner, agency, or official to be for the benefit or protection of the Limited Partners; provided that no amendment shall be adopted pursuant to this Section 8.1(b)(ii) unless the adoption thereof (D) is for the benefit of or not adverse to the interests of the Limited Partners, and (E) does not violate
     Section 8.1(b)(i) hereof.

          8.2   Meetings of the Partners.

               (a) Meetings of the Partners may be called by any General Partner and shall be called upon the written request of any group of Limited Partners holding 20% or more of the Units. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven days nor more than 30 days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or consent of Partners is permitted or required under the Agreement, such vote or consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 8.1 hereof. Except as otherwise expressly provided in the Agreement or under state law, the vote of a majority in interest of the Partners shall control.

               (b) For the purpose of determining the Partners entitled to vote on, or to vote at, any meeting of the Partners or any adjournment thereof, the General Partner or the Partners requesting such meeting may fix, in advance, a date as the record date for any such determination. Such date shall not be more than 30 days nor less than 10 days before any such meeting.

               (c)  Each Limited Partner may authorize any Person
or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-
in-fact.   No  proxy shall be valid after the  expiration  of  11
months  from  the date thereof unless otherwise provided  in  the
proxy.   Every  proxy shall be revocable at the pleasure  of  the
Limited Partner executing it.

               (d) Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate.

                           Section 9

                       TRANSFERS OF UNITS

          9.1 Restrictions on Transfers. Except as otherwise permitted by this Agreement, no Unit Holder shall Transfer all or any portion of his Units.

          9.2 Permitted Transfers. A Unit Holder may Transfer all or any portion of his Units (other than Units subject to
Section 10 hereof that are held by a General Partner in his capacity as a General Partner) subject to the following conditions precedent (any Transfer of such Units satisfying such conditions precedent is referred to herein as a "Permitted Transfer"):

                 (a)(i) No Unit Holder (for purposes of this Section, the "Selling Holder") shall sell, assign, transfer, pledge, encumber, grant a security interest in, or otherwise dispose of all or any part of his interest in the
     Partnership to any person, trust, association, company, firm, partnership, corporation or other entity without first giving written notice of such intended transfer to the General Partner of the number of Units he proposes to dispose of (for purposes of this Section 9.2, the "Offered Units") and the nature and terms of the proposed disposition. Such notice shall be given in the manner provided in Section 13.1 hereof. The notice shall be deemed to constitute an offer to sell the Offered Units to the General Partner on the terms set forth in the notice. The General Partner shall have 15 days from the date the offer is deemed to have been given by the Selling Holder to indicate in writing to the Selling Holder its decision as to whether it will purchase all or any of the Offered Units.

               (ii) In the event that the Selling Holder's offer made pursuant to this Section is accepted by the General Partner, the closing of the purchase of the Offered Units, or any portion thereof by the General Partner shall occur within ten days after the notice of acceptance of such offer is given by the General Partner in accordance with Subsection 9.2(a)(i) hereof. The General Partner shall make payment of the purchase price of the Offered Units in the manner specified in the notice of sale.

               (iii) If the General Partner does not purchase all of the Offered Units pursuant to this Section, the Selling Holder shall be free to dispose of the Offered Units, or any portion thereof not purchased by the General Partner; provided, however, that:

                    (1) the transfer by the Selling Holder pursuant hereto shall be made in strict accordance with the terms of the proposed sale described in the offer made to the General Partner, and such transfer shall be consummated within ten days from the expiration of the time in which the General Partner could have accepted the Selling Holder's offer to purchase pursuant to Subsection 9.2(a)(i) hereof. After the expiration of such ten-day period, all of the Selling Holder's Units shall again be subject to the provisions of this Agreement as though the offer under Subsection 9.2(a)(i) hereof had not been made. Any Unit which is transferred pursuant to Subsection 9.2(a)(i) shall remain subject to the provisions of this Agreement as fully as if the original Selling Holder remained the holder of such Unit;

                    (2) no such assignment shall be made which, in the opinion of counsel to the Partnership, would result in the Partnership being considered to have been terminated for purposes of Section 708 of the Code or would result in material adverse federal income tax consequences to the Partnership or its Partners;

                    (3) the Partnership shall not be required to recognize any such assignment until the instrument conveying such interest has been delivered to the General Partner for recordation on the books of the Partnership; and

                    (4)     unless   an   assignee   becomes    a
          substituted Unit Holder in accordance with the provisions set froth herein, he shall not be entitled to any of the rights granted to a Unit Holder hereunder, other than the right to receive all or part of the share of the profits, losses, income, gain, cash distributions or returns of capital to which his assignor would otherwise be entitled.

               (b) The transferor shall furnish to the Partnership an opinion of counsel, which counsel and opinion shall be satisfactory to the Partnership, that the Transfer will not cause the Partnership to terminate for federal income tax purposes and that such Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax-exempt entity leasing rules") or similar rules to apply to the Partnership, Partnership Property, or the Unit Holders.

                 (c) The transferor and transferee shall furnish the Partnership with the transferee's taxpayer identification number and sufficient information to determine the transferee's initial tax basis in the Units transferred.

               (d) Either (1) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (2) the transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Partnership, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

               (e) The transferror shall have obtained the General Partner's written consent to such Transfer.

          9.3 Prohibited Transfers. Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no effect whatever; provided that, if the Partnership is required to recognize a Transfer that is not a Permitted Transfer (or if the Partnership, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the interest Transferred shall be strictly limited to the trans feror's rights to allocations and distributions as provided by this Agreement with respect to the transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy the debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Partnership.

          In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Partnership and the other Partners from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

          9.4 Rights of Unadmitted Assignees. A Person who acquires one or more Units but who is not admitted as a Substituted Limited Partner pursuant to Section 9.5 hereof shall be entitled only to allocations and distributions with respect to such Units in accordance with this Agreement, but shall have no right to any information or accounting of the affairs of the Partnership, shall not be entitled to inspect the books or records of the Partnership, and shall not have any of the rights of a General Partner or a Limited Partner under the Act or the Agreement.

          9.5 Admission of Assignees as Partners. Subject to the other provisions of this Section 9, a transferee of Units may be admitted to the Partnership as a Substituted Limited Partner only upon satisfaction of the conditions set forth below in this
Section 9.5:

               (a)    The   General  Partner  consents  to   such
admission;

               (b)    The   Units  with  respect  to  which   the
transferee is being admitted were acquired by means of a Permitted Transfer;

               (c) The transferee becomes a party to this Agreement as a Limited Partner and executes such documents and instruments as the General Partner may reasonably request (including, without limitation, amendments to the Certificate) as may be necessary or appropriate to confirm such transferee as a Limited Partner in the Partnership and such transferee's agreement to be bound by the terms and conditions hereof;

                  (d)  The  transferee  pays  or  reimburses  the
Partnership  for  all reasonable legal, filing,  and  publication costs that the Partnership incurs in connection with the admission of the transferee as a Limited Partner with respect to the transferred Units; and

               (e) If the transferee is not an individual of legal majority, the transferee provides the Partnership with evidence satisfactory to counsel for the Partnership of the authority of the transferee to become a Partner and to be bound by the terms and conditions of this Agreement.

          9.6   Representations; Legend.

                 (a) Each Unit Holder hereby covenants and agrees with the Partnership for the benefit of the Partnership and all Unit Holders, that (i) he is not currently making a market in Units and (ii) he will not Transfer or attempt to Transfer any Unit on an established securities market or a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any regulations, proposed regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder). Each Unit Holder further agrees that he will not Transfer any Unit to any Person unless such Person agrees to be bound by this Section 9.6(a) and to Transfer such Units only to Persons who agree to be similarly bound.

               (b) Each Unit Holder hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Certificate, or any other document or instrument evidencing ownership of Units:

The Partnership Units represented by this document have not  been registered under any securities laws and the transferability of the Partnership Units therefore is restricted. The Partnership Units may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee thereof be recognized as having an interest in such Partner ship Units by the issuer for any purpose, unless (i) a registration statement under the Securities Act of 1933, as amended, with respect to such Partnership Units shall then be in effect and such transfer has been qualified under applicable state securities laws, or (ii) the availability of an exemption from registration and qualification shall be established to the satisfaction of counsel for the Partner ship.

The Units  represented  by this document are subject  to  further restriction as to their sale, transferability, or assignment as set forth in the Agreement of Limited Partnership and agreed to by each Limited Partner. Said restriction provides, among other things, that no vendee, transferee, or assignee shall become a Substituted Limited Partner unless consented to by every General Partner.

          9.7 Distributions and Allocations in Respect to Transferred Units. If any Unit is sold, assigned, or transferred during any accounting period in compliance with the provisions of this Section 9, Profits, Losses, each item thereof, and all other items attributable to such Unit for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code Section 706(d), using any conventions permitted by law and selected by the General Partner. All distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Partnership shall recognize such transfer not later than the end of the calendar month during which it is given notice of such transfer, provided that if the Partnership does not receive a notice stating the date such Unit was transferred and such other information as the General Partner may reasonably require within 30 days after the end of the accounting period during which the Transfer occurs, then all of such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Partnership, on the last day of the accounting period during which the transfer occurs, was the owner of the Unit. Neither the Partnership nor any General Partner shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 9.7, whether or not any General
Partner or the Partnership has knowledge of any Transfer of ownership of any Unit.

                           Section 10

                        GENERAL PARTNERS

          10.1 Additional General Partners. Except as provided in this Section 10 and Section 11.1 hereof, no Person shall be admitted to the Partnership as a General Partner without the unanimous consent of the Partners.

          10.2 Covenant Not to Withdraw, Transfer, or Dissolve. Except as otherwise permitted by this Agreement, the General Partner hereby covenants and agrees not to (a) withdraw or attempt to withdraw from the Partnership, (b) exercise any power under the Act to dissolve the Partnership, or (c) Transfer all or any portion of his interest in the Partnership as the General Partner. Further, the General Partner hereby covenants and agrees to continue to carry out the duties of General Partner hereunder until the Partnership is dissolved and liquidated pursuant to Section 11 hereof.

          10.3  Permitted Transfers.

               (a) The General Partner may Transfer all or any part of its interest in the Partnership as General Partner (i) at any time to any Person who is the General Partner's Affiliate,
(ii) at any time involuntarily by operation of law, or (iii) to any Person who is approved by the General Partner and a majority in interest of the Limited Partners; provided that no such Transfer shall be permitted unless and until (a) all of the conditions set forth in Section 9.2 hereof are satisfied as if the Partnership interest being Transferred was a Unit, and (b) the transferor and transferee provide the Partnership with an opinion of counsel to the effect that such Transfer will not cause the Partnership to become taxable as a corporation for federal income tax purposes.

               (b) A transferee of a Partnership interest from the General Partner hereunder shall be admitted as General Partner with respect to such interest if, but only if (i) the transferee is an Affiliate of the transferring General Partner or
(ii) the admission of such transferee as General Partner is approved by a majority in interest of the Limited Partners.

                 (c) A transferee who acquires a Partnership interest from the General Partner hereunder by means of a Transfer that is permitted under this Section 10.3, but who is not admitted as a General Partner, shall have no authority to act for or bind the Partnership, to inspect the Partnership's books, or otherwise to be treated as a General Partner, but such trans feree shall be treated as a Unit Holder who acquired an interest in the Partnership in a Permitted Transfer under Section 9 hereof.

          10.4 Prohibited Transfers. Any purported Transfer of any Partnership interest held by the General Partner that is not permitted by Section 10.3 above shall be null and void and of no effect whatever; provided that, if the Partnership is required to recognize a Transfer that is not so permitted (or if the Partner ship, in its sole discretion, elects to recognize a Transfer that is not so permitted), the interest transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the transferred interest, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Partnership) to satisfy the debts, obligations, or liabilities for damages that the transferor or transferee of such interest may have to the Partnership.

               In the case of a Transfer or attempted Transfer of a Partnership interest that is not permitted by Section 10.3 above, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Partnership and the other Partners from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

          10.5  Termination of Status as General Partner.

               (a) If a General Partner ceases to be a Partner for any reason hereunder, such Person shall continue to be liable as a Partner for all debts and obligations of the Partnership existing at the time such Person ceases to be a General Partner, regardless of whether, at such time, such debts or liabilities were known or unknown, actual or contingent. A Person shall not be liable as a General Partner for Partnership debts and obligations arising after such Person ceases to be a General Partner. The Partnership shall indemnify and save harmless any General Partner for any Partnership debts and obligations arising after such Person ceases to be a General Partner (including any fees of whatever nature incurred in connection with the defense of any action based upon such debts or obligations). Any debts, obligations, or liabilities in damages to the Partnership of any Person who ceases to be a General Partner shall be collectible by any legal means and the Partnership is authorized, in addition to any other remedies at law or in equity, to apply any amounts otherwise distributable or payable by the Partnership to such Person to satisfy such debts, obligations, or liabilities.

               (b) It is the intention of the Partners that the Partnership not dissolve as a result of the cessation of the General Partner's status as a General Partner; provided, however, that if a dissolution nevertheless occurs under the Act, the Partnership's property and business shall continue to be held and conducted in a new limited partnership under this Agreement with any remaining General Partners as general partners, the Limited Partners as limited partners, and any unadmitted assignees of Units as Unit Holders. Notwithstanding any provision of the Act to the contrary, each Partner and Unit Holder (including any successor to the Partnership interest of the General Partner) hereby (1) waives any rights that such Person may have as a result of any such unintended dissolution to demand or receive an accounting of the Partnership or any distribution in satisfaction of such Person's interest in the Partnership or any security for the return or distribution thereof, and (2) agrees to indemnify and hold the Partnership and each other Partner and Unit Holder wholly and completely harmless from all cost or damage (including, without limitation, legal fees and expenses of enforcing this indemnity) that any such indemnified Person may incur as a result of any action inconsistent with part (1) of this sentence.

                (c) Notwithstanding any provision to the contrary herein, if a Person ceases to be a General Partner, the remaining General Partner or Partners (as the case may be) shall refile the Certificate as if the Partnership had dissolved as a result of such cessation and a new limited partnership were formed pursuant to this Agreement to hold the assets and continue the business of the Partnership.

               (d) If at the time a Person ceases to be a General Partner such Person is also a Limited Partner or a Unit
Holder, such cessation shall not affect such Person's rights and obligations with respect to such Units.

                           Section 11

                   DISSOLUTION AND WINDING UP

          11.1    Liquidating  Events.   The  Partnership   shall
dissolve and commence winding up and liquidating upon the first to occur of any of the following ("Liquidating Events"):

               (a)  On December 31, 2008;

               (b) Upon the vote by the General Partner and a majority in interest of the Limited Partners to dissolve, wind up, and liquidate the Partnership;

               (c) Upon the happening of any other event that makes it unlawful, impossible, or impractical to carry on the business of the Partnership; or

               (d) Upon any event which causes there to be no General Partner.

The Partners hereby agree that, notwithstanding any provision of the Act or the Delaware Uniform Partnership Act, the Partnership shall not dissolve prior to the occurrence of a Liquidating Event. Furthermore, if an event specified in Section 11.1(d) hereof occurs, the Limited Partners, within 90 days of the date such event occurs, may unanimously vote to elect a successor General Partner and continue the Partnership business, in which case the Partnership shall not dissolve. If it is determined, by a court of competent jurisdiction, that the Partnership has dissolved (i) prior to the occurrence of a Liquidating Event, or
(ii) upon the occurrence of an event specified in Section 11.1(d) hereof following which the Limited Partners elect a successor General Partner pursuant to the previous sentence, the Partners hereby agree to continue the business of the Partnership without a winding up or liquidation.

          11.2 Winding Up. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner (or, in the event there is no remaining General Partner, any Person elected by a majority in interest of the Limited Partners) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and Partnership Property and the Partnership Property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom, to the extent sufficient therefor, shall be applied and distributed in the following order:

               (a) First, to the payment and discharge of all of the Partnership's debts and liabilities to creditors, including creditors who are also Limited Partners, other than the General Partner;
                 (b) Second, to the payment and discharge of all the Partnership's debts and liabilities to the General Partner; and
               (c) The balance, if any, to the General Partner and Unit Holders in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Section 11.

          11.3 Compliance With Timing Requirements of Regulations. In the event the Partnership is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), (a) distributions shall be made pursuant to this Section 11 to the General Partner and Unit Holders who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2), and (b) if any General Partner's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), such General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(3). If any Unit Holder who is not a General Partner has a deficit balance in his Capital Account (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), such Unit Holder shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or any other Person for any purpose whatsoever. In the discretion of the General Partner, a pro rata portion of the distributions that would otherwise be made to the General Partner and Unit Holders pursuant to this Section 11 may be:

                 (a) distributed to a trust established for the benefit of the General Partner and Unit Holders for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Unit Holders from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Unit Holders pursuant to this Agreement; or

               (b) withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld amounts shall be distrib uted to the General Partner and Unit Holders as soon as practica ble.

          11.4 Deemed Distribution and Recontribution. Notwithstanding any other provisions of this Section 11, in the event the Partnership is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Property shall not be liquidated, the Partner ship's liabilities shall not be paid or discharged, and the Partnership's affairs shall not be wound up. Instead, the Partnership shall be deemed to have distributed the Property in kind to the General Partner and Unit Holders, who shall be deemed to have assumed and taken subject to all Partnership liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the General Partner and Unit Holders shall be deemed to have recontributed the Property in kind to the Partnership, which shall be deemed to have assumed and taken subject to all such liabilities.

          11.5 Rights of Unit Holders. Except as otherwise provided in this Agreement, (i) each Unit Holder shall look solely to the assets of the Partnership for the return of his Capital Contribution and shall have no right or power to demand or receive property other than cash from the Partnership and (ii) no Unit Holder shall have priority over any other Unit Holder as to the return of his Capital Contributions, distributions, or allocations.

          11.6 Notice of Dissolution. In the event a Liquidating Event occurs or an event occurs that would, but for provisions of Section 11.1, result in a dissolution of the Partnership, the General Partner shall, within 30 days thereafter, provide written notice thereof to each of the Partners.

                           Section 12

                       POWER OF ATTORNEY

          12.1 General Partner as Attorney-In-Fact. Each Limited Partner hereby makes, constitutes, and appoints the
General Partner and each successor General Partner, with full power of substitution and resubstitution, his true and lawful attorney-in-fact for him and in his name, place, and stead and for his use and benefit, to sign, execute, certify, acknowledge, swear to, file, and record (i) this Agreement and all agreements, certificates, instruments, and other documents amending or changing this Agreement as now or hereafter amended which the General Partner may deem necessary, desirable, or appropriate including, without limitation, amendments or changes to reflect
(a) the exercise by any General Partner of any power granted to him under this Agreement; (b) any amendments adopted by the Partners in accordance with the terms of this Agreement; (c) the admission of any substituted Partner; and (d) the disposition by any Partner of his interest in the Partnership; and (ii) any certificates, instruments, and documents as may be required by, or may be appropriate under, the laws of the State of Delaware or any other state or jurisdiction in which the Partnership is doing or intends to do business. Each Limited Partner authorizes each such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with the foregoing as fully as such Limited Partner might or could do personally, and hereby ratifying and confirming all that any such attorney-in-fact shall lawfully do or cause to be done by virtue thereof or hereof.

          12.2 Nature as Special Power. The power of attorney granted pursuant to this Section 12:

               (a) is a special power of attorney coupled with an interest and is irrevocable;

               (b)  may be exercised by any such attorney-in-fact
by listing the Limited Partners executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Limited Partners; and

               (c) shall survive the death, disability, legal incapacity, bankruptcy, insolvency, dissolution, or cessation of existence of a Limited Partner and shall survive the delivery of an assignment by a Limited Partner of the whole or a portion of his interest in the Partnership, except that where the assignment is of such Limited Partner's entire interest in the Partnership and the assignee, with the consent of the General Partner, is admitted as a Substituted Limited Partner, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution.

                           Section 13

                         MISCELLANEOUS

          13.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered, or certified mail, addressed as follows: if to the Partnership, to the Partnership at the address set forth in Section 1.4 hereof, or to such other address as the Partnership may from time to time specify by notice to the Partners; if to the General Partner, at the address set forth in Section 2.1 hereof, or to such other address as the General Partner may from time to time specify by notice to the Partners; if to a Limited Partner, to such Limited Partner at the address set forth in Section 2.2 hereof or on Exhibit A hereto, or to such other address as such Limited Partner may from time to time specify by notice to the Partnership. Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered, if delivered personally or if sent by regular mail, or as of the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified mail, postage and charges prepaid.

          13.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agree ment shall be binding upon and inure to the benefit of the Partners and their respective heirs, legatees, legal representa tives, successors, transferees, and assigns.

          13.3    Construction.    Every  covenant,   term,   and
provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Partner.

          13.4   Time.   Time is of the essence with  respect  to
this Agreement.

          13.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

          13.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

          13.7    Incorporation  by  Reference.   Every  exhibit,
schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

          13.8 Further Action. Each Partner, upon the request of the General Partner, agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

          13.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

          13.10 Governing Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Partners.

          13.11  Waiver  of Action for Partition.   Each  of  the
Partners irrevocably waives any right that he may have to maintain any action for partition with respect to any of the Partnership Property.

          13.12 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Partners had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

          13.13 Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all actions which any General Partner may take and all determinations which any General Partner may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of such General Partner.

          IN WITNESS WHEREOF, the parties have entered into this Agreement of Limited Partnership as of the day first above set forth.

                              GENERAL PARTNER


                                /s/             H.H. Wommack, III
                              Southwest Partners III, L.P.


                              ORIGINAL LIMITED PARTNER


                                /s/                Bill E. Coggin
                              Bill E. Coggin

                              LIMITED PARTNERS

                              The  Limited  Partners whose  names
                              are set forth on Exhibit A hereto

                              By:    Southwest  Royalties,  Inc.,
General Partner


                                   By:  /s/  H.H. Wommack, III
                                   Title:  President

                           Exhibit A

                               to

                AGREEMENT OF LIMITED PARTNERSHIP
                               OF
                  SOUTHWEST PARTNERS III, L.P.


Names and Addresses of Limited Partners       Number of Units

                           Exhibit B

                        Promissory Note

                      State of Delaware

              Office of the Secretary of State

    I,  EDWARD  J.  FREEL, SECRETARY OF STATE  OF  THE  STATE  OF
DELAWARE,  DO  HEREBY  CERTIFY  THE  ATTACHED  IS  A   TRUE   AND
CORRECT COPY OF THE CERTIFICATE OF LIMITED PARTNERSHIP OF "SOUTHWEST PARTNERS III, L.P.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MARCH, A.D. 1997, AT 4:30 O'CLOCK P.M.





                         By:    /s/ Edward J. Freel
                         Title: Secretary of State

2727705   8100                          AUTHENTICATION:
8370927
971080083                               DATE:        03-13-
97

            CERTIFICATE OF LIMITED PARTNERSHIP OF
                SOUTHWEST PARTNERS III, L.P.

       THIS CERTIFICATE OF LIMITED PARTNERSHIP of Southwest Partners III, L.P. ( the "Partnership") entered into this 11th day of March, 1997, is being executed by the undersigned for the purpose of forming a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act. The undersigned does hereby agree as follows:

1.  The name of the Partnership is Southwest Partners III,
     L.P.

2.   Name and Address of Registered Agent:

     The Corporation Trust Company
     1209 Orange Street
     Wilmington, Delaware 19801

3.   Name and Address of Registered Agent for Service of
Process:

     The Corporation Trust Company
     1209 Orange Street
     Wilmington, Delaware 19801

4.  Name and Business Address of the General Partner:

     Southwest Royalties, Inc.
     407 N. Big Spring
     Midland, TX 79701

       IN  WITNESS  WHEREOF,  the  undersigned,  being  the  sold
general   partner   of   the   Partnership,   has   caused   this
Certificate of Limited Partnership to be duly executed as of the 11th day of March, 1997.

                              General Partner

                              Southwest Royalties, Inc.

                              By:  /s/  Bill E. Coggin
                                Bill      E.     Coggin,     Vice
                                President
                                and Chief Financial Officer